FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Material Announcement dated July 31, 2013: Acquisition of a Small Hydro Plants

2.	Material Announcement dated August 8, 2013: Decision to Apply for Rescission of the Itaocara Hydroelectric Plant Concession

3.	Market Announcement dated August 8, 2013: Investment Agreement Relating to Renova and Brasil PCH

4.	Summary of Principal Decisions of the 573rd Meeting of the Board of Directors held on August 8, 2013

5.	Summary of Principal Decisions of the 574th Meeting of the Board of Directors held on August 8, 2013

6.	Material Announcement: Presentation of Second Quarter 2013 Results

7.	Earnings Release Announcement of Second Quarter 2013 Results

8.	Summary of the Minutes of the 573rd Meeting of the Board of Directors held on August 8, 2013

9.	Summary of Principal Decisions of the 575th Meeting of the Board of Directors held on August 20, 2013

10.	Convocation and Proposal for Extraordinary General Shareholders’ Meeting dated August 8, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

	By:	/s/ Arlindo Porto Neto
		Name:	Arlindo Porto Neto
		Title:	Acting Chief Officer for Finance and Investor Relations

Date: August 26, 2013

1.              Material Announcement dated July 31, 2013: Acquisition of a Small Hydro Plants

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  –  NIRE 31300040127

MATERIAL ANNOUNCEMENT

On acquisitions of small hydro plants

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Media reports on July 30, 2013 stated that Cemig is studying the possibility of acquisition of small hydroelectric plants (PCHs), with the participation of Renova.

Light Energia S.A., a wholly-owned subsidiary of Light S.A., is a member of the block holding stockholding control of Renova.

Cemig hereby reports that Renova and its controlling stockholders (RR Participações S.A. and Light Energia S.A.) are negotiating with Cemig for Renova to participate in the acquisition of the company Brasil PCH S.A.

Cemig recently signed a share purchase agreement for acquisition of 49% of the share capital of Brasil PCH S.A.  This percentage could increase to 100% if the other stockholders of Brasil PCH S.A. exercise the right of joint sale that they have under the stockholders’ agreement.

Negotiations have not been completed, and to date no decision has been approved by the corporate decision bodies of Cemig. If the negotiations develop into a concrete transaction, their terms and conditions will be published to the market.

Cemig will keep its stockholders and the market opportunely and appropriately informed on the conclusion of this transaction.

Belo Horizonte, July 31, 2013.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officers

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2.              Material Announcement dated August 8, 2013: Decision to Apply for Rescission of the Itaocara Hydroelectric Plant Concession

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  –  NIRE 31300040127

MARKET ANNOUNCEMENT

Decision on the Concession for the Itaocara Hydroelectric Plant

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby – in accordance with CVM Instruction 358 of January 3, 2002 as amended, and complementing its Market Announcement of July 6, 2013 – informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On June 8, 2013 the Boards of Directors of Cemig, and of its wholly-owned subsidiary Cemig GT (Cemig Geração e Transmissão S.A.) – which holds 49% of the Itaocara Hydroelectric Plant Consortium (Consórcio UHE Itaocara) (“the Consortium”) – decided to apply to the Brazilian electricity regulator, Aneel, for rescission of Concession Contract 12/2001 (“the Concession contract”) under Clause 4 of Law 9074/2005, introduced by Law 12839/2013.

The initial plan and project for the Itaocara Plant (“the Project”) faced environmental obstacles, and the license application for it was set aside, because the Brazilian environment authority, Ibama, decided it was not feasible. However, over a period of years, the Consortium determinedly sought alternatives that would make the Project environmentally feasible and enable the impediments to be overcome. This resulted in the Project being altered, as per Aneel Dispatch 3634 of September 6, 2011, which specified installed capacity of 145 MW. As a result, it was only in December 2011 that Prior Environmental License 428/2011 was obtained, enabling the next stage – application for the Environmental Construction License – to take place. This License was finally issued on July 29, 2013.

The decision to apply for rescission of the Concession Contract is based on the impossibility, in view of the above factors, of sustaining economic and financial equilibrium for the Concession Contract following the decision  by the Mining and Energy Ministry to refuse an application to alter the period of the Concession – to a period of 35 years from the grant of the Prior License – since without this change 12

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

years have been lost from the period of the concession, reducing the time of revenue to less than the period necessary for the return on the investment.

Cemig GT also advises the public that its intention would be to continue to hold the Concession Contract in the event that any supervening decision by the concession-granting power, or any legislative decision, should make commercial operation of the Project financially viable.

Cemig GT may also, if its sees fit, take part in any future auction for the concession of the Project.

Finally, the Company informs the public that the rescission of the Concession Contract referred to above will not result in any financial charge or burden for Cemig GT, since it has the rights guaranteed by Article 4–A of Law 9074 of 2005, introduced by Law 12839/2013, in regard to:

(i)                   release from guarantees of compliance with obligations under the Concession Contract;

(ii)                non-payment for Use of a Public Asset; and

(iii)             reimbursement of the costs incurred in preparation of studies or projects.

Cemig will keep its stockholders and the market opportunely and appropriately informed on the progress of this matter.

Belo Horizonte, August 8, 2013.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3.              Market Announcement dated August 8, 2013: Investment Agreement Relating to Renova and Brasil PCH

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  –  NIRE 31300040127

MATERIAL ANNOUNCEMENT

Investment Agreement relating to Renova and Brasil PCH

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby — in accordance with CVM Instruction 358 of January 3, 2002, as amended — publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On August 8, 2013 Cemig’s wholly-owned subsidiary Cemig GT (Cemig Geração e Transmissão S.A.) approved signature of an Investment Agreement with Renova Energia S.A. (“Renova”), RR Participações S.A. (“RR”), Light Energia S.A. (“Light Energia”) and Chipley SP Participações S.A. (“Chipley”), governing the entry of Cemig GT into the controlling stockholding block of Renova, through subscription by Cemig GT of new shares to be issued by Renova, and the structuring of Chipley as a vehicle for growth, in which equity interests would be owned by Cemig GT and Renova, with assignment to Chipley of the Agreement for Purchase of Shares in Brasil PCH S.A. signed on June 14, 2013 by Cemig GT and Petrobras (Petróleo Brasileiro S.A.) (“the Brasil PCH Share Purchase Agreement”).

The issue price for the shares in Renova has been set at R$ 16.2266 per common share, in accordance with Article 170, §1, I of the Brazilian Corporate Law, resulting in a value of up to R$ 1,414,732,915.53 for the portion of the increase in the share capital of Renova to be subscribed by Cemig GT — both amounts to be updated by the CDI Rate from December 31, 2012.

The company further informs the public that this transaction is subject to conditions precedent and commercial conditions. When and if these conditions are fulfilled, the precise amount of the increase in the capital of Renova will decided, and a new stockholders’ agreement will be signed to include Cemig GT, RR and Light Energia in the controlling stockholding block of Renova, under which the total number of shares bound by that stockholders’ agreement will be at least 51% of the common shares of Renova.

Cemig will keep its stockholders and the market opportunely and appropriately informed on the conclusion of this transaction.

Belo Horizonte, August 8, 2013.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4.              Summary of Principal Decisions of the 573rd Meeting of the Board of Directors held on August 8, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  –  NIRE 31300040127

BOARD OF DIRECTORS

Meeting of August 8, 2013

SUMMARY OF PRINCIPAL DECISIONS

The Board of Directors of Cemig (Companhia Energética de Minas Gerais), at its 573rd meeting, held on August 8, 2013, decided the following:

1.         Signature of the legal instruments relating to the financings of Santo Antônio Energia S.A.

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5.              Summary of Principal Decisions of the 574th Meeting of the Board of Directors held on August 8, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  –  NIRE 31300040127

BOARD OF DIRECTORS

Meeting of August 8, 2013

SUMMARY OF PRINCIPAL DECISIONS

At its 574th meeting, held on August 8, 2013, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.              Proposal to the EGM to be held at 11 a.m. on September 10, 2013, for orientation of vote in the EGM of Cemig GT, which will decide on reduction of the share capital of that Company following the transfer to Cemig of the equity interest in Taesa held by Cemig GT.

2.              Specific Collective Employment Agreement for Profit Sharing for 2013—2014.

3.              Signature of a working agreement with INDI for secondment of employees.

4.              Signature of a corporate surety guarantee letter with Ventos Potiguares Comercializadora de Energia S.A.

5.              Orientation of vote in meetings of Taesa and waiver of right of first refusal in Transleste.

6.              Ratification of the appointment of a director of Cemig as member of the Board of Directors of Gasmig, and orientation of vote in the EGM of Gasmig deciding on the subject.

7.              Ratification of the appointment of Managers for Gasmig.

8.              Signature of a term of agreement with MDU Resources Luxembourg II LLC, S.À.R.L.

9.              Ratification of signature of a letter of intent, and amendment, with the State of Minas Gerais, SEDE, SEF, BDMG, INDI and Guanhães Energia S.A.

10.       Signature of a mutual cooperation working agreement with the State of Minas Gerais.

11.       The Jequitibá II Project.

12.       Orientation of vote in a meeting of the Board of Directors of Light on the rescission of Concession Contract 012/2001, relating to the Itaocara Hydroelectric Plant.

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6.              Material Announcement: Presentation of Second Quarter 2013 Results

Growth focused on value

CEMIG: 2Q 2013 RESULTS

CEMIG A Melhor Energia do Brasil. CMIG3 NÍVEL 1 BOVESPA BRASIL CMIG4 NÍVEL 1 BOVESPA BRASIL CIG LISTED NYSE CIG.C LISTED NYSE LATIBEX XCMIG Índice de Sustentabilidade Empresarial ISE 2012 Dow Jones Sustainability Indexes Member 2012/13

Growth focused on value CEMIG: 2Q 2013 RESULTS

Disclaimer Brazil’s Best Energy 2 Certain statements and estimates in this material may represent expectations about future events or results that are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations. These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector and expected future results, many of which are not under Cemig’s control. Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and electricity markets, uncertainty on our results from future operations, plans, and objectives, and other factors. Because of these and other factors, the real results of Cemig may differ significantly from those indicated in or implied in such statements. The information and opinions herein should not be understood as a recommendation to potential investors and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation. To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) and on the 20-F form filed with the U.S. Securities and Exchange Commission (SEC). Financial amounts are in R$ million, unless otherwise indicated. Financial data reflect the adoption of IFRS.

2Q13 results

CEMIG
Brazil's Best Energy

Net revenue	Ebitda	Net income

-0.7%
3.463
3.439
2Q12
2Q13

+3%
1.214
1.252
2Q12
2Q13

+2%
604
617
2Q12
2Q13

3

2Q13 results Brazil’s Best Energy Net revenue Ebitda Net income 3 3.463 3.439 2Q12 2Q13 1.214 1.252 2Q12 2Q13 604 617 2Q12 2Q13 +3% +2% -0.7% Sales and trading strategy ensured robust in second quarter Positive exposure in CCEE of R$ 262 million Ebitda continues to grow Sale of TBE to Taesa - added R$ 107mn boost to 2Q13 bottom line

A quarter of achievements Brazil’s Best Energy Strategy of growth continues to add value Renova: Cemig enters controlling block Brazil PCH: Acquisition of interest TBE: Transfer to Taesa completed Concessions: Higher Appeal Court injunction allows Cemig to continue operating Jaguara Hydro Plant Solar Plant on Mineirão football stadium inaugurated Installed capacity 1.42 MW 4

Conclusion of tranfer of TBE to Taesa Brazil’s Best Energy 5 Acquisition of TBE: Total amount of transaction R$ 1.929 billion R$ 1.691 billion received from Taesa Dividends declared by TBE: R$ 238mn Effect on consolidated P&L (R$ ’000) Value received for the assets 1,691,415 Recorded book value of the assets (1,407,117) Subtotal 284,298 Tax effects – income tax + Social Contribution (96,661) Unrealized gain on the sale (80,684) Net effect on net income 106,953 Cemig GT recorded a loss of R$94mn on the sale of EBTE

Renova: Vehicle for growth in renewables Installed wind power capacity contracted: 1.2 GW Additional wind power capacity on leased land: 12.2 GW Location license granted: 993.6 MW Total portfolio in development: 9.7 GW 6 Controlling block 64.6% of ON stock 44.0% of total stock RR Participações 32.3% ON 22.0% TOTAL Light 32.3% ON 22.0% TOTAL 336MW 1.3GW 2.3GW 14.5GW Operational Contracted With evironment license Leased areas Wind power potential Operational Contracted With environmental license Leased areas

7 Sustainability: Our commitment Dow Jones Sustainability Index – included for 13th consecutive year Dow Emerging Markets Index – selected for first portfolio Global Reporting Initiative: Cemig’s 2012 Annual and Sustainability Report published to GRI Level A+ guidelines, with external audit Corporate Knights – Ranks Cemig World’s 43rd Most Sustainable Company Carbon Disclosure Project places Cemig in Brazil’s top 10 for actions to mitigate effects of climate change Solar Plant on roof of Mineirão stadium inaugurated Installed capacity 1.42 MW

Gasmig: A growing business

CEMIG
Brazil's Best Energy

GASMIG Uma empresa Cemig | Companhia de Gás de Minas Gerais

Volume sold (million m³)
Natural gas
551
962
1,065
1,323
1,458
2009
2010
2011
2012
12 months

8

Gasmig: A growing business Companhia de Gas de Minas Gerais Volume sold (million m*) Natural gas 8 2009 2010 2011 2012 12 months 551 962 1,065 1,323 1,458 2Q13 gross revenue: R$ 384mn – up 20%from 2Q12 2Q13 natural gas sales volume – up 17% from 2Q12 “BH Sustainable” gold seal for Gasmig’s “Green Fleet” Expanding natural gas retail supply network – in polyethylene

9 Analyse of results 2Q13

Consolidated net revenue Consolidated net revenue Trading and sales strategy leads to high spot market sales in 2Q13 512.4 GWh sold on CCEE at average spot price of R$ 347.6/MWh Net revenue in 2Q13 reflects: Tariff adjustment of Cemig D Impact of PM 579 / Law 12.783 R$ 136mn adjustment indemnity from CDE 1T12 1T13 2T12 2T13 1S12 1S13 3,192 3,678 3,463 3,439 6,655 7,117 +15% -0.7% +7%

2,512 2,658 2Q12 2Q13 11 -4 -46 8 7 50 223 10 -17 95 -90 -99 8 +5.8% Operational expenses Expenses 2Q12 2Q13 Personnel Profit sharing Post-retirement Materials Outsourced services Energy bought for resale Depreciation / Amortization Royalties Operational provisions Use of grid Construction costs Other Non-controllable costs were 80% of operational costs Cemig GT’s purchases for resale added expense of R$173 million Personnel expenses down 1.53% YoY in 2Q13 Incentive Retirement Program contributed to the reduction

Consolidated Ebitda

CEMIG Brazil's Best Energy

Ebitda: Guidance and Achieved
7.000
6.000
5.000
4.000
3.000
2.000
1.000
-
6,482
5,865
3,183
6,519
Achieved
54.27%
of lower limit of Guidance*
Guidance 2013
Last 12 month

1H13 Ebitda* by company

3,183 6,519 6,482 5,865 - 1.000 2.000 3.000 4.000 5.000 6.000 7.000 Guidance 2013 Last 12 month 12 1Q12 1Q13 2Q12 2Q13 1H12 1H13 1,240 1,591 1,214 1,252 2,454 2,843 Achieved 54.27% of lower limit of Guidance* *Ebitda calculated by same criterion used in guidance presented at 18th annual Cemig/Apimec meeting with investors. +3.2% +28.3% +15.8% 1,352 972 205 322 71 261 Cemig GT Cemig D Light Taesa Gasmig Others Consolidated Ebitda Ebitda: Guidance and Achieved 1H13 Ebitda* by company

Consolidated net income

Brazil's Best Energy

By business
33%
62%
5%
Generation
Transmission
Distribution

13

13 1Q12 1Q13 2Q12 2Q13 1H12 1H13 631 865 604 617 1,235 1,482 By business +2.2% +37.1% +20.0% 62% 5% 33% Generation Transmission Distribution Consolidated net income Gain on transfer of TBE to Taesa: R$ 107mn Financial revenue (expenses) reduction: 17% 2Q13 equity gain in subsidiaries: R$ 84mn

Consolidated debt profile

Maturities
Average tenor: 3.9 years

Main indexors

5%
4%
2%
44%
45%
IPCA
CDI
IGP-M
UFIR/RGR
OTHERS

Real average cost of debt, %

Leverage

14

Total net debt: R$5 bn 14 45% 44% 5% 4% 2% IPCA CDI IGP-M UFIR/RGR OTHERS 1,203 1,662 1,157 1,066 935 637 507 2,298 2013 2014 2015 2016 2017 2018 2019 After 2019 6.83 6.2 5.53 5.03 5.33 5.04 mar/12 jun/12 set/12 dez/12 mar/13 jun/13 52.4 49.6 49.9 46.3 40.1 36.3 28.7 2011 1Q12 2Q12 3Q12 2012 1Q13 2Q13 Net debt Equity + Net debt Consolidated debt profile Maturities Average tenor: 3.9 years Main indexors Real average cost of debt, % Leverage

Cemig GT: 2Q13 Results

Geração e Transmissão S.A.

Ebitda

- 36.6%
718
455
95
550
2Q12
2Q13
Sale of EBTE
2Q13 adjusted

Net income

-47.2%
365
192
63
255
2Q12
2Q13
Sale of EBTE
2Q13 adjusted

Net revenue

-0.7%
1,098
1,090
2Q12
2Q13

Volume of electricity sold -GWh

-0.6%
8,425
8,376
2Q12
2Q13

15

15 718 455 550 95 2Q12 2Q13 Sale of EBTE 2Q13 adjusted 365 192 255 63 2Q12 2Q13 Sale of EBTE 2Q13 adjusted - 36.6% -47.2% 1,098 1,090 2Q12 2Q13 8,425 8,376 2Q12 2Q13 -0.6% -0.7% Cemig GT: 2Q13 Results Ebitda Net income Net revenue Volume of electricity sold -GWh

Cemig GT: Debt profile

Maturities
Average tenor: 4.1 years

Principal indexors

1%
3%
49%
47%
IPCA
CDI
IGP-M
OTHERS

Average real cost of debt, %

Leverage

Net debt / Ebitda
2.4
2.1
2.1
1.7
1.1
1.0
0.8
57.2
53.6
55.2
47.9
40.8
36.3
31.4
Net debit / Equity + Debt
2011
1Q12
2Q12
3Q12
2012
1Q13
2Q13

16

57.2 53.6 55.2 47.9 40.8 36.3 31.4 2011 1Q12 2Q12 3Q12 2012 1Q13 2Q13 2.4 2.1 2.1 1.7 1.1 1.0 0.8 16 47% 49% 1%3% IPCA CDI IGP-M OTHERS 834 772 632 157 637 118 116 833 2013 2014 2015 2016 2017 2018 2019 After 2019 6.64 6.06 5.6 5.14 4.81 5.18 mar/12 jun/12 mar/13 jun/13 Net debt Ebitda Net debit Equity + Debt Total net debt: R$ 2.7 bn Sep/12 Dec/12 Cemig GT: Debt profile Maturities Average tenor: 4.1 years Principal indexors Average real cost of debt, % Leverage

Cemig D: 2Q13 Results

Ebitda

5.0%
371
390
2Q12
2Q13

Net income

7.0%
129
138
2Q12
2Q13

Net revenue

3.0%
2,357
2,286
2Q12
2Q13

Volume of electricity sold - GWh

4.3%
6,106
6,365
2Q12
2Q13

17

17 2,357 2,286 2Q12 2Q13 6,106 6,365 2Q12 2Q13 129 138 2Q12 2Q13 371 390 2Q12 2Q13 7.0% 5.0% 4.3% 3.0%

Cemig D: Debt profile

CEMIG
Distribuição S.A.

Maturities
Average tenor: 4.6 years

Main indexors

1%
7%
7%
45%
40%
IPCA
CDI
IGP-M
RGR
OTHERS

Real average cost of debt, %

Leverage

1.9
1.9
2.1
2.3
2.6
3.5
3.7
Net debt
Ebitda
52.9
51.8
55.3
55.5
66.3
65.5
61.4
Net debt
Equity + Net debt
2011
1Q12
2Q12
3Q12
2012
1Q13
2Q13

18

1.9 1.9 2.1 2.3 2.6 3.5 3.7 18 45% 40% 7% 7% 1% IPCA CDI IGP-M RGR OTHERS 357 882 517 900 289 447 390 1,465 2013 2014 2015 2016 2017 2018 2019 After 2019 7.31 6.73 5.96 4.51 5.64 4.88 mar/12 jun/12 mar/13 jun/13 52.9 51.8 55.3 55.5 66.3 65.5 61.4 2011 1Q12 2Q12 3Q12 2012 1Q13 2Q13 Net debt Ebitda Net debt Equity + Net debt Total net debt: R$ 4 bn Sep/12 Dec/12

19 Total cash available = cash + securities Cash Flow Statement 1H13 1H12 Change% Cash at beginning of period 1,919 2,103 (9) Cash generated by operations 1,940 1,222 59 Net income 1,483 1,236 20 Depreciation and amortization 387 371 4 Aquisition of jointly-controlled subsidiary, net of cash acquired (284) - - Passthrough from CDE (251) (238) 5 Equity gain (loss) in subsidiaries 605 (147) - Other adjustments (3,478) (941) 270 Loans, financings and debentures 2,443 2,591 (6) Payments of loans and financings (3,232) (2,884) 12 Interest on Equity, and dividends (2,688) (648) 315 Payments of loans and financings 1,249 (1,286) - Redemption of the CRC account 2,466 - - Investments 1,352 (118) - Fixed and Intangible assets (2,568) (1,169) 120 Cash at end of period 1,630 1,098 48 Total cash available 4,460

Cemig in the stock market

Stock price performance in 2013, to Aug. 12

Brazil-wide market recognition

20

20 Apimec: Best Investor Relations Award Transparency Trophy Anefac: Winner, “Listed companies billing over R$ 5bn” The best Investors Relations on Utilities Sector 8.95% 10.32% -19.03% 9.17% 35.89% -9.31% -17.48% CMIG4 CMIG3 LIGT3 TAEE11 RNEW11 IEE IBOV

Cemig Investor Relations

Tel: +55-31 3506-5024

Fax: +55-31 3506 5025

Email: ri@cemig.com.br

Website: http://ri.cemig.com.br

CEMIG
A Melhor Energia do Brasil

CMIG3 NÍVEL 1 | CMIG4 NÍVEL 1 | CIG LISTED NYSE | CIG.C LISTED NYSE | LATIBEX XCMIG

Índice de Sustentabilidade Empresarial ISE 2012 | Dow Jones Sustainability Indexes

Email: ri@cemig.com.br Website: http://ri.cemig.com.br Cemig Investor Relations Tel: +55-31 3506-5024 Fax: +55-31 3506 5025

7.              Earnings Release Announcement of Second Quarter 2013 Results

ANNOUNCEMENT OF 2Q13 RESULTS

CEMIG REPORTS

NET INCOME OF R$ 617 MILLION

FOR 2ND QUARTER 2013

Highlights

•                                          2Q13 Cash flow (Ebitda):  R$ 1.2 billion

•                                          2Q13 Net revenue:  R$ 3.4 billion

•                                          2Q13 Revenue from transactions on CCEE:

•                                          R$ 262mn — up more than 147% from 2Q12 (R$ 106mn).

•                                          Gain of R$ 284mn on disposal of TBE to Taesa.

Conference call and webcast

Announcement of Second Quarter 2013 Results

Video Webcast and Conference Call

August 14 , 2013 (Wednesday), 10 a.m. Brasília time

(9 a.m. New York)

Simultaneous translation in English

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Cemig Investor Relations:

http://ri.cemig.com.br/

ri@cemig.com.br

Tel — (31) 3506-5024

Fax — (31) 3506-5025

Executive Investor Relations Team

Chief Finance and Investor Relations Officer

Luiz Fernando Rolla

General Manager, Investor Relations

Antonio Carlos Vélez Braga

Investor Markets Manager

Stefano Dutra Vivenza

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Because of these and other factors, Cemig’s results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could originate different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) and in the 20-F form filed with the U.S. Securities and Exchange Commission (SEC).

From the CEO and CFO

Cemig’s CEO, Mr. Djalma Bastos de Morais, comments:

The results for the second quarter of 2013 are in line with the guidelines set out in our Long-Term Strategic Plan.  The challenges introduced into the electricity sector in 2012, of which the Company is still feeling the effects, show that at this moment the strategy of sustainable growth becomes even more important, in expanding the operations that can add value to our business and provide our stockholders with adequate and attractive return on their investments.  The acquisition of interest of Brasil PCH, one of Brazil’s leading independent companies generating electricity from renewable sources, is part of this context. As well as growing through mergers and acquisitions, we continue to invest strongly in our concession area, with investments in the order of R$ 560mn in the distribution business. We are working to enable this strategy to result in firm consolidation of our position as one of the largest groups in the Brazilian electricity sector by the end of this decade.”

Cemig’s Chief Finance and Investor Relations Officer, Mr. Luiz Fernando Rolla, comments:

“In this second quarter of 2013 Cemig has continued to produce robust cash flow. Operational cash flow, as measured by Ebitda, was R$ 1.25 billion in the quarter, 3.3% more than in first quarter 2012.  This is in line with what was expected for the period, and also in line with our Ebitda guidance for the full year of 2013: between R$ 5.8 and R$ 6.4 billion. Thus we can say that our strategy of improving operational efficiency and achieving gains from synergy and growth — whether through acquisitions or through participation in new projects — has certainly been effective. Cemig’s net income for 2Q13 is R$ 617 million, with a cash position of R$ 4.4 billion at the end of the second quarter. These two figures serve to guarantee execution of both our Long-Term Strategic Plan and our dividend and debt management policies, continuing to identify Cemig as an increasingly solid company, with efficient corporate management.”

Summary Economic Outlook

One of the principal concerns on the international economic outlook has been the possible reduction of the stimulus program for the US economy. With a recovery in the US economic activity in the first quarter, these rumors gained strength, considerably affecting international markets.

The US reported GDP growth of 1.7% in the second quarter, above the forecast 0.9%. In addition, an improvement was reported in the US labor market, with an unemployment rate reported in June of around 7.5% — although this is still above levels regarded as comfortable. Inflation, as measured by the PCE (personal consumer spending) index, remained below the 2% level stipulated as a target by the FOMC (Federal Reserve Open Markets Committee), decelerating in the quarter. Other indicators published during the second quarter point to weaker performance of the US economy, postponing a possible reduction in the program.

Within the eurozone, the current chairman of the European Central Bank, Mario Draghi, continued to defend accommodative monetary policies, with a view to promoting the economic recovery of the block. By keeping interest rates low, the government hopes to encourage lending to the private sector.

Despite government efforts to engineer a recovery of the European economy, the unemployment rate in the eurozone remained high, closing June at 12.1% — stable from March. Inflation nevertheless rose to 1.6%. Under this scenario of high unemployment, low inflation and a deceleration of the economy, the OECD is forecasting a 0.1% contraction in eurozone GDP growth.

On China, the concern is with a possible further economic slowdown. After several releases of lower than expected figures in the second quarter — including figures for exports and imports — a number of analysts reduced their 2013 GDP forecasts to 7.5%. The possible deceleration of the second largest economy in the world could pressure commodity prices, principally affecting emerging markets.

In Brazil, the uncertainties on the global economy, especially the US and China, were the main factor containing aggregate demand. The IBGE reported Brazilian GDP growth of only 0.6% in 1Q13. On the supply side, the main engines of this growth were farming, with growth of 9.7%, and capital investment.

Brazilian industry is indicating a gradual and irregular recovery, with monthly results in the first quarter alternating between significant rises and sharp falls. IBGE quarterly data report industrial production growing 1.1% in 2Q13 from the previous quarter, and 4.3% year-on-year. The positive result for June (which reversed the sharp fall in May) was due above all to the upturn in construction and in mining.

Despite the fall in business and consumer confidence indices, reflecting several factors — concerns on the economic scenario, the impact of the demonstrations in Brazil, and the possible reduction of stimulus in mature economies — capacity utilization has remained stable, with slight falls in some months.

In the labor market, the unemployment rate increased by 2 percentage points in June to 6%. Effective average worker wages were down month-on-month in May, but up 1.33% year-on-year.

The Brazilian Central Bank’s Focus Report for June reduced its reported consensus forecast for 2013 GDP growth to 2.4% — a further reduction from 3.3% at the start of the year.

We would highlight that we continue to believe that the long-term outlook for the Brazilian economy is positive. The staging of major sporting events, and investments in the oil and gas sector — among other projects — represent singular opportunities for the country to improve its infrastructure and at the same time to boost its economy. And we believe this means positive effects for the electricity sector, since electricity generation and distribution tend to grow at the same rate as industry as a whole.

According to the Brazilian Energy Research Company (Empresa de Pesquisa Energética — EPE), total electricity consumption through Brazil’s National Grid was up 2.8% YoY in the first half of 2013, up 3.0% year-on-year in the second quarter, and up 2.7% in the first quarter.

The consumer group contributing most to this growth was the Residential category, with year-on-year consumption growth of 6% in the first half of the year. This consumer base grew by 3.3%, to more than 62.6 million units, with an increase of almost 2 million in a year. The expansion in private consumption was due, among other factors, to increased ownership and use of household appliances. In part, this is associated with favorable conditions of employment, income and lending, and reduction in the tax burden, in recent months. There was also strong growth, of 5.5% year-on-year, in the Commercial and Services category in the half-year.

Industrial consumption was up 1.1% year-on-year in the second quarter, which compares with a YoY contraction of 2.2% in 1Q13. Taking into account seasonally adjusted series, this result nevertheless does not yet provide signals of a sustained recovery in industrial consumption. The metal and aluminum industries were principally responsible for this weak performance. In the half-year, consumption was down 0.5%.

For 2013, the EPE is forecasting growth of 4.5% in consumption via the national grid, assuming a gradual recovery in industrial production throughout the year, with the connection to the grid of the Northern System (Tucuruí-Macapá-Manaus), resulting in a growth rate of 5.2% for April—December 2013, compared to the 2.7% reported for 1Q13.

Cemig’s shares — Performance

Security	Ticker	Currency	Close of 2Q13	Close of 1Q13	Change in period (%)
Cemig PN	CMIG4	R$	19.91	19.76	0.75
Cemig ON	CMIG3	R$	19.64	19.59	0.26
ADR PN	CIG	U$	8.97	9.99	(10.19)
ADR ON	CIG.C	U$	9.15	10.00	(8.46)
Cemig ON (Latibex)	XCMIG	EUR	6.975	9.065	(23.06)
Ibovespa	Ibovespa	—	47,457	56,352	(15.78)
IEEX	IEEX	—	25,407	27,750	(8.44)

Sources: Economática, Latibex.

Total trading volume in Cemig’s preferred shares (CMIG4) in 2Q13 was R$ 5.7 billion. This level maintains CMIG4 as the most liquid share in the Brazilian electrical sector, and one of the most widely traded shares in the Brazilian capital market.

On the New York Stock Exchange, trading in ADRs for our preferred shares (CIG) in second quarter 2013 totaled US$2 billion, reflecting the recognition of investors, and again affirming Cemig’s status as a global investment option.

The Ibovespa, the benchmark index for the performance of the São Paulo Stock Exchange, fell by 15.78% over the period, ending the second quarter at 47,457 points. The negative performance reflected growing investor pessimism on the Brazilian economy. This can be seen in the increase in investors’ short positions, and the outflow of foreign capital. With Ibovespa at historic lows, it is possible to perceive a possibility of its recovering in coming quarters, supported by a possible strengthening of internal policy and a reversal of capital flows.

Cemig’s shares appreciated in 2Q13 — the common shares appreciated 0.26% and the preferred shares appreciated 0.75% — both considerably outperforming the Ibovespa and the Brazilian electricity sector index. Hence Cemig’s shares were good investment options over the period. The uptrend in Cemig’s share prices could also be interpreted as a recovery from the effects of Law 12783/13 (the former MP 579).

Stock performance up to August 12th

Cemig’s long term ratings

The leading rating agencies have maintained their long-term credit ratings for Cemig:

Agency	Cemig		Cemig D		Cemig GT
	Nota	Outlook	Nota	Outlook	Nota	Outlook
Fitch	AA(bra)	Negative	AA(bra)	Negative	AA(bra)	Negative
S&P	—	—	brAA	Stable	brAA-	Stable
Moody’s	Ba1	Negative	Baa3	Negative	Baa3	Negative

Economic information — summary

	2Q13	2Q12	Change, %
Electricity sold, GWh (excluding CCEE)	14,901	14,569	2.28
Gross revenue, R$ million	4,639	4,997	(7.17)
Net revenue	3,439	3,463	(0.70)
Ebitda, R$ million	1,253	1,214	3.13
Net income, R$ million	617	604	2.15

Adoption of IFRS

The results below are reported under the new Brazilian accounting practices, reflecting harmonization of Brazilian accounting rules with IFRS.

INCOME AND LOSS ACCOUNTS

FOR THE SECOND QUARTERS OF 2013 AND 2012

R$ ’000 (except Net income per share)

Consolidated	2Q13	2Q12	Change, %
REVENUE	3,438,990	3,463,114	0.70

OPERATIONAL COSTS
Electricity bought for resale	(1,301,923)	(1,078,457)	20.72
Charges for the use of the national grid	(127,867)	(217,739)	(41.28)
Personnel and managers	(262,802)	(266,455)	(1.37)
Employees’ and managers’ net income shares	(15,582)	(61,490)	(74.66)
Post-retirement liabilities	(41,957)	(33,497)	25.26
Materials	(23,740)	(16,396)	44.79
Outsourced services	(249,302)	(198,869)	25.36
Depreciation and amortization	(184,140)	(173,935)	5.87
Operational provisions	(71,060)	(23,216)	206.08
Royalties for use of water resources	(28,812)	(45,875)	(37.19)
Infrastructure construction cost	(261,057)	(360,461)	(27.58)
Others	(90,245)	(81,784)	10.35
TOTAL COST	(2,658,487)	(2,511,219)	5.86

Equity gain (loss) in subsidiaries	84,424	88,343	(4.44)
Unrealized net income	(80,959)	—	—
Gain with the sale of TBE	284,298	—	—

Ebitda	1,252,508	1,214,173	3.16

Net income before Financial revenue (expenses) and taxes	1,068,266	1,040,238	2.69

Financial revenues	144,450	253,840	(43.09)
Financial expenses	(296,036)	(435,521)	(32.03)
Pretax net income	916,680	858,557	6.77

Current and deferred income tax and Social Contribution tax	(299,442)	(254,325)	17.74
NET NET INCOME FOR THE PERIOD	617,238	604,232	2.15

Basic and diluted net income per preferred share	0.64	0.63
Basic and diluted net income per common share	0.64	0.63

Cemig’s consolidated electricity market

The figures we report for Cemig’s market comprise the sale of electricity by Cemig D and Cemig GT.

This market can be summarized as: sales of electricity to captive and free consumers, in the concession area of the Brazilian state of Minas Gerais, and outside that state; sales of electricity to other agents of the electricity sector in Brazil’s Free and Regulated Markets; sales under Brazil’s Program to Encourage Alternative Electricity Sources (“Proinfa”); and sales on the CCEE (Brazil’s wholesale electricity market); with elimination of transactions between companies of the Cemig group.

The volume of electricity sold to final consumers in Cemig’s concession area in 2Q13 was 3.1% lower than in 2Q12.

This chart shows the breakdown of the Cemig Group’s sales to final consumers:

The volume of electricity energy sold to final consumers in Cemig’s concession area during the second quarter of 2013 has decreased 3,1% YoY.

	MWh		Change,	Average price 2Q13	Average price 2Q12
Consolidated	2Q13	2Q12%		R$	R$
Residential	2,383,392	2,197,817	8.44	474.90	553.37
Industrial	5,683,850	6,343,741	(10.40)	172.29	172.37
Commercial, Services and Others	1,503,197	1,415,086	6.23	388.75	444.60
Rural	702,258	701,811	0.06	242.87	273.43
Public authorities	217,861	214,249	1.69	378.68	437.79
Public illumination	320,156	306,101	4.59	242.15	275.78
Public service	305,469	288,652	5.83	260.05	299.46
Subtotal	11,116,183	11,467,457	(3.06)	279.37	296.09
Own consumption	8,750	8,387	4.33	—	—
Wholesale supply to other concession holders(*)	3,775,989	3,093,110	22.08	119.65	127.16
Total	14,900,922	14,568,954	2.28	237.12	260.48

(*) Includes Electricity Sale Contracts in the Regulated Environment (CCEARs) and ‘bilateral contracts’ with other agents.

The notes below comments on the various consumption categories:

Residential:

Residential consumption was 16.00% of the total of electricity transacted by Cemig in 2Q13. The figure 8.44% higher than in 2Q12 is associated with the number of consumer units being 2.7% higher, than in 2Q12. The increase in consumption is directly related to the increase of 182,366 in the number of consumers invoiced by Cemig D in 2Q13, and also to average monthly temperatures — which were higher than historic averages in the quarter.

Industrial

	MWh		Change,	Average price 2Q13	Average price 2Q12
	2Q13	2Q12%		R$	R$
Cemig Geração e Transmissão	4,437,693	5,033,218	(11.83)	140.23	134.08

Cemig Distribuição	1,018,347	1,049,500	(2.97)	330.16	376.84

Industrial consumption was 38.14% of the total electricity sold by Cemig in 2Q13.

The year-on-year reduction of 10.40% from 2Q12 is associated with the weak performance of the industrial sector in Minas Gerais, and the migration of clients to the free market and the ‘special free market’, over the course of 2012.

Commercial:

	MWh		Change,	Average price	Average price
	2Q13	2Q12%		2Q13	2Q12
Cemig Geração e Transmissão	74,957	57,262	30.90	213.48	199.38

Cemig Distribuição	1,418,035	1,347,886	5.20	399.39	457.24

The total volume of electricity transacted with this user group accounted for 10.10% of Cemig’s total in 2Q13, and was 6.23% more than the volume transacted in 2Q12.

This higher figure is due to the increase of 2.25% in the number of consumers.

Rural:

The level of rural consumption, at 4.7% of the total volume of electricity sold, was stable in 2Q13 compared to 2Q12.

Other user categories:

The total of other types of consumption in 2Q13 — by public authorities, public illumination, public services, and Cemig’s own consumption — represented 5.72% of Cemig’s total transactions in electricity in the quarter, and was 4.26% higher than in 2Q12.

Supply to other concession holders

The electricity used by captive clients was 25.34% of the volume transacted in the second quarter, 22.08% more than in 2Q12.

The electricity market of Cemig D

The concession area of Cemig D (Cemig Distribuição S.A.) covers 567,748 km², approximately 97% of the Brazilian State of Minas Gerais. Cemig D has four electricity distribution concessions in Minas Gerais, under four concession contracts — for the Western, Eastern, Northern and Southern areas of the State.

Total sales of electricity by Cemig D to its captive market were 4.3% higher than in 2Q12, reflecting an increase in consumption — although the number of new consumers added in 2Q13 (19,758 new consumers) was approximately 57.11% lower than the number of new consumers added in 2Q12 (46,070).

7,631,376 consumers were invoiced in June 2013, 2.7% more than in June 2012. Of this total, 7,630,978 are captive consumers, totaling 2.7% more than in the previous year, and 398 — a year-on-year increase of 15.7% — are “Free Consumers”, which use the distribution network of Cemig D.

The electricity market of Cemig GT

The consolidated total of electricity sold by Cemig GT means the total of sales made: (I) in the Free Market, to Free Consumers — in Minas Gerais and other states — and to other generators and traders; (II) in the Regulated Market, to distributors — and (III) wholesale sales, in the CCEE (Brazil’s Electricity Trading Chamber).

Cemig GT’s electricity market was 0.6% smaller, in aggregate, in 2Q13 than in 2Q12. This mainly reflects a total of electricity sold to industrial clients 11.83% lower than in 2Q12, due to the continuing slowdown in industrial activity, the effect being nearly offset by a volume of electricity sold to other concession holders 15.5% higher.

Balance of sources and uses of electricity — MWh

	MWh		Change
	2Q13	2Q12%
Total energy carried	12,610,807	12,582,864	0.22
Electricity transported for distributors	73,886	66,261	11.51
Electricity transported for free clients	4,809,596	5,018,485	(4.16)
Own load	7,727,325	7,498,118	3.06
Consumption by captive market	6,374,267	6,114,402	4.25
Losses in distribution network	1,353,058	1,383,716	(2.22)

Consolidated operational revenue

Overall revenue from supply of electricity

Revenue from total supply of electricity in 2Q13 was R$ 3.1 billion, 9.41% less than the total for 2Q12 of R$ 3.4 billion.

The main factors affecting revenue in 2Q13 were:

•                      Tariff adjustment in Cemig D, with average impact on consumer tariffs of 3.85%, from April 8, 2012 (full effect in 2013).

•                      Volume of energy invoiced to final consumers 3.06% lower (this excludes Cemig’s own internal consumption).

•                      Average tariff reduction for captive consumers of 18.14%, obeying the Extraordinary Tariff Review legislated by Provisional Measure 579, of September 11, 2012. The tariffs were applied from January 24, 2013 to April 7, 2013, the date of completion of the Ordinary Tariff Review process — which is scheduled to take place every 5 years during the concession period.

•                      Tariff Review, with 2.99% average effect on consumer tariffs, from April 8, 2013.

•                      Average price per MWh 6.55% lower in Reais in 2Q13 than in 2Q12.

	R$		Change	Average price 2Q13	Average price 2Q12	Change
	2Q13	2Q13%		R$	R$	%
Residential	1,131,871	1,216,212	(6.93)	474.90	553.37	(14.18)
Industrial	979,298	1,093,493	(10.44)	172.29	172.37	(0.05)
Commerce, Services and Others	584,369	629,149	(7.12)	388.75	444.60	(12.56)
Rural	170,554	191,897	(11.12)	242.87	273.43	(11.18)
Public authorities	82,500	93,796	(12.04)	378.68	437.79	(13.50)
Public illumination	77,525	84,418	(8.17)	242.15	275.78	(12.20)
Public services	79,436	86,440	(8.10)	260.05	299.46	(13.16)
Subtotal	3,105,553	3,395,405	(8.54)	279.37	296.09	(5.65)
Supply not yet invoiced, net	(24,106)	6,183	—	—	—	—
Supply to other concession holders(*)	451,791	393,310	14.87	119.65	127.16	(5.90)
Total	3,533,238	3,794,898	(6.90)	237.12	260.48	(8.97)

(*) Includes Contracts for Sale of Electricity in the Regulated Market (CCEARs), and ‘bilateral contracts’ with other agents.

Revenue from wholesale electricity sales

Although the increase of 22.8% in the quantity of electricity sold to other concession holders was accompanied by an increase of 14.87% in the revenue from electricity sold (R$ 451.8 million in 2Q12, vs. R$ 393.3mn in 2Q12), the average price of electricity sold was 5.90% lower, at R$ 119.65/MWh in 2Q13, compared to R$ 127.16/MWh in 2Q12.

Revenue from Use of Distribution Systems (the TUSD charge)

Cemig D’s revenue from the TUSD charge (tariff for use of the distribution system) was R$ 220.2 million in 2Q13, a reduction of 51.91% compared to 2Q12 (R$ 457.8mn). This change is due mainly to the reduction in the tariff — effectively of 33.22 for Free Consumers, from April 8, 2013 — associated with the reduction in activity of the industrial sector, which resulted in the volume of electricity transported in 2Q13 being 5.54% lower than in 2Q12.

Transmission Concession Revenue

Transmission concession revenue in 2Q13 was R$ 115.6mn, vs. R$ 160.5mn in 2Q12, a reduction of 27.95%. This change is mainly because of the renewals of the Company’s older transmission concessions, under which, starting in 2013, the Company is now remunerated only for operation and maintenance of the infrastructure, in accordance with the terms of Provisional Measure 579 (converted into Law 12783/13).

Revenue from transactions in electricity on the CCEE

Revenue from transactions in electricity on the Electricity Trading Chamber (CCEE) in 2Q13 was R$ 261.6mn, an increase of 146.66%. This difference is mainly due to the greater availability of power for settlement on the spot market, together with the much higher average spot price (R$ 288.24 per MWh in 2Q13, vs. R$ 115.40 per MWh in 2Q12).

Other operational revenues

This total includes charged services, sharing of infrastructure, the subsidy for the low-income electricity tariff, and other services provided under the concession. This line was 110.56% higher in 2Q13, at R$ 246.9mn, than in 2Q12 (R$ 117.3mn). The higher figure is due to a pass-through of funds from the Energy Development Account (Conta de Desenvolvimento Energético, or CDE) in the amount of R$ 136mn, in 2Q13, under Law 12783/13, to compensate for the fact that subsidies in the TUSD (Tariff for Use of the Distribution System — Tarifa de Uso do Sistema de Distribuição) were not incorporated into the tariff.

Sector / regulatory charges deducted from revenue

The sector charges, which reduce operational revenue, totaled R$ 1.20 billion in 2Q13, 21.79% less than their total of R$ 1.53 billion in 2Q12. This is mainly the result of the application of Provisional Measure 579, which reduced the charge to the consumer for the Energy Development Account (CDE) by 75%, abolished the sharing of the Fuel Consumption Account (Custo de Consumo de Combustível, or CCC), and also ceased the charging of the Global Reversion Reserve (Reserva Global de Reversão, or RGR) to holders of concessions and permissions.

Other deductions from revenue in this category are taxes, calculated as percentages of revenue — hence their variations are, substantially, in proportion to Revenue.

Operational costs and expenses

Operational costs and expenses (excluding Net financial revenue (expenses)) in 2Q13 totaled R$ 2.758 billion, 9.81% more than in 2Q12 (R$ 2.512 billion).

The notes below are on the year-on-year variations in expenses:

Electricity bought for resale

The expense on electricity bought for resale in 2Q13 was R$ 1.30 billion, 20.72% more than in 2Q12 (R$ 1.08 billion). This mainly reflects the following:

•                  Purchases of electricity in the free market R$ 141mn higher in 2013, as a result of (i) higher sales activity, and (ii) the higher cost of acquisition due to the increase in the price of electricity in the Brazilian market;

•                  Reduction in the total of expenditure on electricity bought in the spot market via the CCEE, as a result of the reimbursement — by the Federal Government — of a part of these costs, totaling R$ 133 mn.

•                  Expenses on electricity acquired in auctions 9.80% higher, at R$ 537mn in 2Q13, compared to R$ 489 million in 2Q12 — arising from availability contracts, reflecting expenses on fuel for generation of electricity by the thermal plants.

•                  Allocation to the distributors taking part in the National Grid of guarantee quotas of energy and power from the plants whose concessions were renewed under Law 12783 of January 11, 2013.

•                  The expense on electricity from Itaipu was 9.02% higher, since it is indexed to the dollar: it was R$ 247mn in 2Q13, vs. R$ 226mn in 2Q12. Among other factors, this reflects the depreciation of the Real against the dollar in the second quarter of 2013, compared to its appreciation during 2Q12. The average dollar exchange rate for invoices of the second quarter of 2013 was R$ 2.019/US$, compared to R$ 2.082/US$ in 2Q12 — a difference of 3.11%.

Charges for the use of the national grid

Expenses on charges for the use of the transmission grid were R$ 128 million in 2Q13, 41.28% less than in 2Q12 (R$ 218 million). This is the result of the reduction of sector charges legislated by Provisional Measure 579.

Personnel

Personnel expenses in 2Q13 were R$ 263mn, 1.37% less than in 2Q12 (R$ 266mn).

Depreciation and amortization

Depreciation and amortization expense was 5.87% higher in 2Q13, at R$ 184mn, compared to R$ 174mn in 2Q12.

Operational provisions

The expense on operational provisions in 1Q13 was R$ 71mn, compared to a reversal of provisioning expense of R$ 23mn in 1Q12. This mainly reflects constitution of a provision on June 30, 2013 for a regulatory action on the subject of electricity distribution service quality indicators, in the amount of R$ 19mn, and increased provisions for employment-law litigation, due to the higher volume of this type of action in the period. The reversal in 2Q12 was for re-assessment of the probabilities of losses in various legal actions dealing with consumer relations, based on the opinion of the Company’s legal advisors.

Outsourced services

Expenses on outsourced services in 2Q13 were R$ 249mn, 2.36% higher than in 2Q12 (R$ 199mn). The main changes were in (i) maintenance, conservation and cleaning services; (ii) higher volume of services related to billing and collection of receivables, primarily meter readers and bill delivery, and (iii) the reimbursable expenses relating to the review of the Asset Control Manual (Manual de Controle Patrimonial — MCPSE). The latter are now no longer posted as a financial asset, but as a regulatory asset, hence not recognized by IFRS — and as a result the impact of this is perceived in the Net income and loss account.

Gain on the transfers of the Shares in TBE

The Company recorded a net gain of R$ 284 million in 2Q13 as a result of disposal of its investment in the TBE group, when the whole of the interest in the TBE group held by Cemig GT was transferred to Taesa, on May 31, 2013.

Financial Revenues and Expenses

Cemig posted net financial expenses in 2Q13 of R$ 152mn, compared to net financial expenses of R$ 182mn in 2Q12. The main factors are:

•                  Revenue from cash investments 35.19% higher due to the higher volume of cash invested.

•                  Expenses on loans and financings 19.87% lower, at R$ 159mn, in 2Q13, vs. R$ 198mn in 2Q12. This is basically because the accumulated CDI rate in 2Q13, at 1.79%, was lower than in 2Q12 (when it was 2.09%).

•                  Expense on monetary updating of loans and financing 31.80% higher, at R$ 58 mn, in 2Q13 than in 2Q12 (R$ 44mn). This mainly reflects a higher volume of financings raised in 2013.

•                  Charges for late payment on electricity invoices 29.61% higher, at R$ 49mn in 2Q13, compared to R$ 38mn in 2Q12, mainly reflecting a Debt Recognition Agreement acknowledging non-payment of Charges for Use of the Distribution System, for the period April 2003 to December 2004.

•                  Expenses on updating of Accounts Receivable from the Minas Gerais State Government, in the amount of R$ 34,732 in 2Q12. In 2013 there was no revenue under this line since the whole of the balance of Accounts Receivable from the State Government had been paid in full in 1Q13.

Income tax and Social Contribution tax

In 2Q13, Cemig posted expenses on income tax and the Social Contribution tax of R$ 299.4mn, representing a rate of 32.67% on the pre-tax net income of R$ 916.7mn.

In 2Q12, Cemig’s expenses on income tax and the Social Contribution tax were R$ 254.3mn, equal to 29.62% of the pre-tax net income of R$ 858.6mn.

EBITDA

Cemig’s consolidated Ebitda in 2Q13 was 3.13% higher than in 2Q12:

Ebitda - R$ mn	2Q13	2Q12	Change, %
Net net income for the period	617	604	2.15
+ Provision for income tax and Social Contribution tax	299	254	17.72
+ Financial revenue (expenses)	152	182	(16.48)
+ Amortization and depreciation	184	174	5.75
= EBITDA	1,252	1,214	3.13

Consolidated Ebitda was slightly (3.13%) higher in 2Q13 than 2Q12, reflecting revenue 10.39% higher, partially offset by operational costs and expenses (excluding depreciation and amortization) 10.10% higher.

The higher Ebitda, year-on-year, of Cemig D in 2Q13 — up 5.12% from 2Q12 — mainly reflects operational costs and expenses (excluding amortization) 4.49% lower, and net revenue 15.47% higher, partially offset by operational costs and expenses (excluding the effects of depreciation and amortization) 7.24% higher.

The effect on consolidated Ebitda of the higher contribution from Cemig D was slightly compensated by revenue in Cemig GT 2.97% lower year-on-year, and also by its Ebitda 37.27% lower — which mainly reflected operational costs and expenses 63.38% higher (excluding depreciation and amortization).

DEBT

Cemig’s total debt on June 30, 2013 was R$ 9.46 billion, equal to 76.30% of consolidated stockholders’ equity. Cemig’s consolidated Stockholders’ equity on June 30, 2013 was R$ 12.41 billion, 15.43% lower than on December 31, 2012 and equivalent to book value per share of R$ 12.89 per share.

ACQUISITIONS

TBE — TAESA

The process of stockholding restructuring of Taesa was completed on May 31, 2013, with transfer to Taesa (Transmissora Aliança de Energia Elétrica S.A.) of the equity interests held by Cemig GT in EBTE (49%), and in the transmission companies of the TBE Group:  ETEP (49.98%), ENTE (49.99%), ERTE (49.99%), EATE (49.98%) and ECTE (19.09%). The transaction included disbursement by Taesa of R$ 1.907 billion. The sale resulted in a net gain for Cemig of R$ 107mn.

R$mn	Consolidated
Value received for the assets	1,691
Recorded book value of the assets	(1,407)
Subtotal	284
Tax effects — income tax + social contribution	(96)
Unrealized gain on the sale	(81)
Net effect on net income	107

BRASIL PCH

On July 14th, 2013 Cemig concluded acquisition of 49% of Brasil PCH, currently considered to be one of the leading independent companies generating electricity from renewable sources.

Brasil PCH owns 13 Small Hydroelectric Plants (Pequenos Centrais Hidrelétricas, or PCHs), operating in the states of Minas Gerais, Rio de Janeiro, Espírito Santo and Goiânia, totaling 291MW of installed generating capacity with assured power of 194 average MW.

A total of R$ 650mn was invested in the transaction. All the electricity to be produced by the project has been sold to Eletrobras (Centrais Elétricas Brasileiras S.A.), in contracts under the Program to Stimulate Alternative Energy Sources (Programa de Incentivo às Fontes Alternativas de Energia Elétrica, or Proinfa).

The acquisition is part of the strategy contained in Cemig’s Long-term Strategic Plan: sustainable growth, through transactions that can add value to its present assets, and which provide stockholders with an appropriate and attractive return on their investments.

A Material Announcement published on August 8, 2013 reported the Company’s decision on that date to enter into an investment agreement governing a capital increase in Renova, with Cemig entering the controlling stockholding block of that company. The agreement provides for Chipley to become a vehicle of acquisitions for Cemig GT and Renova, with the share purchase agreement between Cemig GT and Petrobras (Petróleo Brasileiro S.A.) being assigned to it. For more information, see the material announcement, in this link:

http://cemig.infoinvest.com.br/enu/10796/CEMIG_FatoRelevante_RenovaeBrasilPCH_08.08.2013_final_ing.pdf

RENEWAL OF CONCESSIONS

The Brazilian government’s Law 12783, successor to Provisional Measure 579 (“PM 579”), aimed to close the debate on whether the electricity concessions referred to by Articles 17, §5, 19 and 22 of Law 9074, of July 7, 1995 could be extended.

Cemig opted not to renew the concessions of 18 hydroelectric plants. For the concessions of the Jaguara, São Simão and Miranda plants, whose current concession periods complete in August 2013, January 2015 and December 2016, respectively, the company believes it has the right to extension on the terms existing prior to the Provisional Measure, under clauses in the concession contracts themselves and in Article 19 of Law 907/1995.

On June 20, 2013, Cemig GT (Cemig Geração e Transmissão) obtained an interim injunction in its application for an order of mandamus before the Higher Appeal Court, against the decision of the Mining and Energy Ministry not to entertain the application for extension of the period of concession of the Jaguara hydroelectric plant. The interim remedy given by Reporting Justice Sérgio Kukina ensures that the Company will continue to operate Jaguara until final judgment in the action.

DIVIDENDS

Cemig’s distribution of dividends is as follows: 50% of net net income is distributed to stockholders as the obligatory dividend, subject to the other provisions in its by-laws and the applicable legislation; the balance, after any retentions specified in a capital or investment budget specified by management, subject to the Long-term Strategic Plan and the investment policy specified in it and duly approved, is paid into a net income reserve, held for the purpose of distribution of extraordinary dividends, up to the limit specified by law.

Independently of the obligatory dividend, every two years Cemig will use this net income reserve to distribute extraordinary dividends, up to the limit of cash available.

The Board of Directors may declare interim dividends, in the form of Interest on Equity, on account of retained earnings, or on account of net income reserves, or of net incomes reported in six-monthly or interim financial statements.

This table shows our distribution of dividends and Interest on Equity to stockholders over the last five years:

Date approved	Type	Amount per share, R$
April 30, 2013	Dividend	1.43
December 20, 2012	Interest on Equity	1.99
December 20, 2012	Extraordinary Dividend	1.88
April 27, 2012	Dividend	1.90
December 09, 2011	Extraordinary Dividend	1.25
April 29, 2011	Dividend	1.75
December 16, 2010	Extraordinary Dividend	1.32
April 29, 2010	Dividend	1.50
April 29, 2009	Dividend	1.90
April 25, 2008	Dividend	1.78

Our dividend yield has been growing significantly in the last five years, providing an increasing rate of return each year to the stockholder.

Light — Highlights of 2Q 2013

•                  Net income increases by 46.2% in the quarter

•                  Total energy consumption in 2Q13 was 2.5% higher than in 2Q12, totaling 5,897 GWh;

•                  In the quarter, consolidated net revenue, excluding revenue from construction, came to R$1,670.9 million, 2.6% up on 2Q12;

•                  Consolidated EBITDA amounted to R$277.9 million in 2Q13, 8.9% up on 2Q12. Adjusted EBITDA, which includes regulatory assets and liabilities (CVA), came to R$397.2 million in 2Q13, 20.1% up year-on-year;

•                  Net income totaled R$58.2 million, 46.2% more than in 2Q12;

•                  Non-technical energy losses in the last 12 months closed the quarter at 44.2% of billed energy in the low-voltage market (ANEEL criterion), 120 bps down on December 2012.

•            The Company closed 2Q13 with net debt of R$4,056.1 million, in line with March 2013. The net debt/EBITDA ratio stood at 2.62x;

•                  On 08/08/2013, the Company’s wholly-owned subsidiary LIGHT ENERGIA S.A. (“Light Energia”) approved the signature, on this date, of an investment agreement entered into with RR PARTICIPAÇÕES S.A. (“RR”), Cemig GT, RENOVA ENERGIA S.A. (“Renova”) and CHIPLEY SP PARTICIPAÇÕES S.A., whose objective is to regulate the entry of Cemig GT in Renova’s controlling group, as well as to structure Chipley as a growth vehicle, with equity interest of Cemig GT and Renova, for which the Share Purchase Agreement of Brasil PCH S.A. (CCVA Brasil PCH), entered into between CEMIG GT and Petróleo Brasileiro S.A. — Petrobras, on June 14, 2013, will be granted.

Please see:

http://ri.light.com.br/enu/3608/Press_Release_2T13_caudit_limpa_MZT_eng_rev_2_.pdf

Financial Statements Separated by Company

FINANCIAL STATEMENTS SEPARATED BY COMPANY — JUNE 30, 2013

				CEMIG	SÁ			ELIMINATIONS/TR
ITEM	HOLDING	CEMIG - GT	CEMIG-D	TELECOM	CARVALHO	ROSAL	OTHERS	ANSFERS	TOTAL
ASSETS	14,326,384	12,087,492	12,411,430	330,428	189,287	157,203	636,995	-10,061,277	30,077,942
Cash and cash equivalents	541,690	663,429	748,591	45,058	14,715	12,534	134,909	588	2,161,514
Securities	1,060,014	685,207	383,649	3,431	17,348	10,468	138,416	—	2,298,533
Accounts receivable	—	647,848	1,627,580	—	6,451	4,693	25,438	-21,767	2,290,243
Taxes	427,383	131,880	1,390,538	30,328	513	74	3,744	—	1,984,460
Other assets	776,745	281,882	1,526,615	28,200	4,027	387	33,899	-568,901	2,082,854
Investments / Fixed / Intangible / Financial Assets of Concession	11,520,552	9,677,246	6,734,457	223,411	146,233	129,047	300,589	-9,471,197	19,260,338

LIABILITIES	14,326,384	12,087,492	12,411,430	330,428	189,287	157,203	636,995	-10,061,277	30,077,942
Suppliers and supplies	14,573	166,504	871,777	10,328	316	439	8,057	-36,114	1,035,880
Loans, financings and debentures	—	4,099,276	5,246,942	36,090	—	—	80,875	—	9,463,183
Interest on Equity, and dividends	1,418,731	256,475	119,947	—	31,748	17,619	118,662	-544,451	1,418,731
Post-retirement liabilities	211,722	608,365	1,857,138	—	—	—	—	—	2,677,225
Taxes	20,933	416,537	910,941	9,535	39,708	1,050	23,327	—	1,422,031
Other liabilities	251,909	544,897	818,726	25,775	3,723	2,687	14,179	-9,520	1,652,376
Stockholders’ equity	12,408,516	5,995,438	2,585,959	248,700	113,792	135,408	391,895	-9,471,192	12,408,516

PROFIT AND LOSS ACCOUNT
NET OPERATIONAL REVENUE	378,539	2,476,132	4,544,307	55,775	29,293	22,616	148,203	-154,331	7,500,534
Operational costs and expenses	-90,604	-1,384,803	-3,785,228	-40,851	-7,262	-7,186	-45,954	147,741	-5,214,147
Electricity bought for resale	—	-528,892	-1,821,928	—	-1,058	-625	-12,962	90,755	-2,274,710
Charges for the use of the national grid	—	-125,159	-171,988	—	—	-865	-2,455	46,375	-254,092
Personnel	-26,563	-175,061	-493,153	-5,997	-578	-673	-3,707	—	-705,732
Employee profit shares	-5,495	-27,482	-37,333	-676	-122	-51	-424	—	-71,583
Post-retirement liabilities	-5,523	-18,971	-59,420	—	—	—	—	—	-83,914
Materials	-67	-56,111	-23,024	-78	-94	-123	-185	—	-79,682
Outsourced services	-4,281	-64,602	-361,112	-9,829	-1,298	-1,592	-11,740	15,451	-439,003
Royalties for use of water resources	—	-59,863	—	—	-1,073	-843	-1,074	—	-62,853
Depreciation and amortization	-201	-144,538	-213,116	-15,304	-2,773	-2,180	-6,250	-2,763	-387,125
Operational provisions (reversals)	30,957	8,929	73,423	17	-7	7	-28	—	113,298
Infrastructure construction cost	—	-43,579	-421,826	—	—	—	—	—	-465,405
Other expenses, net	-17,517	-131,616	-108,905	-8,950	-273	-227	-7,185	-2,077	-276,750
Equitygain (loss) in subsidiaries	1,335,912	116,450	—	-8,753	—	—	—	-1,193,027	250,582
Net income not performed	-80,959	—	—	—	—	—	—	—	-80,959
Financial revenues	76,445	46,381	145,764	2,156	943	558	10,592	—	282,839
Financial expenses	-24,414	-256,951	-310,566	-2,119	-222	-37	-3,652	—	-597,961
Pretax profit	1,594,919	997,209	594,277	6,208	22,752	15,951	109,189	-1,199,617	2,140,888
Income tax and Social Contribution tax	86,319	338,616	158,187	3,732	8,263	908	-11,045	—	584,980
Deferred income tax and Social Contribution tax	26,015	-30,796	43,910	1,257	-541	20	33,458	—	73,323
NET INCOME FOR THE PERIOD	1,482,585	689,389	392,180	1,219	15,030	15,023	86,776	-1,199,617	1,482,585

FINANCIAL STATEMENTS SEPARATED BY COMPANY — JUNE 30, 2013 (Subsidiaries and jointly subsidiaries)

							CEMIG	SÁ			ELIMINATIONS/TR
ITEM	HOLDING	CEMIG - GT	CEMIG-D	LIGHT	TAESA	GASMIG	TELECOM	CARVALHO	ROSAL	OTHERS	ANSFERS	TOTAL
ASSETS	14,326,384	12,087,492	12,411,430	4,267,465	4,686,662	1,051,018	423,804	189,287	157,203	3,828,394	-14,941,365	38,487,774
Cash and cash equivalents	541,690	663,429	748,591	664,452	247,641	34,693	48,417	14,715	12,534	270,182	588	3,246,932
Securities	1,060,014	685,207	383,649	—	74,752	33,972	15,186	17,348	10,468	160,634	—	2,441,228
Accounts receivable	—	647,848	1,627,580	455,958	81,433	143,930	—	6,451	4,693	59,178	-21,798	3,005,274
Taxes	427,383	131,880	1,390,538	414,797	343,747	68,909	32,151	513	74	16,224	—	2,826,215
Other assets	776,745	281,882	1,526,615	378,860	65,601	153,814	57,543	4,027	387	222,928	-691,836	2,776,565
Investments / Fixed / Intangible / Financial Assets of Concession	11,520,552	9,677,246	6,734,457	2,353,398	3,873,488	615,700	270,507	146,233	129,047	3,099,248	-14,228,319	24,191,560

LIABILITIES	14,326,384	12,087,492	12,411,430	4,267,465	4,686,662	1,051,018	423,804	189,287	157,203	3,828,394	-14,941,365	38,487,774
Suppliers and supplies	14,573	166,504	871,777	251,760	16,567	44,260	12,592	316	439	71,510	-42,239	1,408,059
Loans, financings and debentures	—	4,099,276	5,246,942	1,982,183	2,190,613	217,720	138,367	—	—	1,585,810	—	15,460,911
Interest on Equity, and dividends	1,418,731	256,475	119,947	29,814	36,033	21,774	—	31,748	17,619	129,119	-615,790	1,445,470
Post-retirement liabilities	211,722	608,365	1,857,138	449,246	—	—	756	—	—	—	—	3,127,227
Taxes	20,933	416,537	910,941	213,325	631,406	54,985	12,756	39,708	1,050	37,754	—	2,339,395
Other liabilities	251,909	544,897	818,726	343,507	71,001	189,843	10,633	3,723	2,687	195,867	-9,521	2,423,270
Stockholders’ equity	12,408,516	5,995,438	2,585,959	997,630	1,741,042	522,436	248,700	113,792	135,408	1,808,334	-14,273,815	12,283,442

PROFIT AND LOSS ACCOUNT
NET OPERATIONAL REVENUE	161	2,476,132	4,544,307	1,255,603	386,117	354,057	71,426	29,293	22,616	272,780	-209,966	9,202,526
Operational costs and expenses	287,773	-1,384,803	-3,785,229	-1,111,975	-81,733	-294,387	-61,153	-7,262	-7,186	-153,972	159,164	-6,440,763
Electricity bought for resale	—	-467,097	-1,821,928	-753,458	—	—	—	-1,058	-625	-36,106	122,339	-2,957,933
Charges for the use of the national grid	—	-125,159	-171,988	—	—	—	—	—	-865	-14,378	49,736	-262,654
Gas bought for resale	—	—	—	—	—	-266,820	—	—	—	—	—	-266,820
Personnel	-26,563	-175,061	-493,153	-50,787	-19,405	-7,115	-21,263	-578	-673	-10,756	—	-805,354
Employee profit shares	-5495	-27,482	-37,333	—	-2314	—	-760	-122	-51	-856	—	-74,413
Post-retirement liabilities	-5523	-18,971	-59,420	—	—	—	—	—	—	—	—	-83,914
Materials	-67	-56,111	-23,024	-2,277	-4694	-331	-120	-94	-123	-464	—	-87,305
Outsourced services	-4281	-64,602	-361,112	-71307	-23967	-1611	-11477	-1298	-1592	-24,475	16,809	-548,913
Royalties for use of water resources	—	-59,863	—	—	—	—	—	-1,073	-843	-2,334	—	-64,113
Depreciation and amortization	-201	-144,538	-213,116	-62408	-1325	-11029	-17953	-2773	-2180	-26,733	-6,523	-488,779
Operational provisions (reversals)	-30957	-8,929	-73,423	-36,398	487	—	-17	7	-7	-944	—	-150,181
Infrastructure construction cost	—	-43,579	-421,826	-108136	-24923	—	—	—	—	-530	—	-598,994
Other expenses, net	360860	-193,411	-108,906	-27,204	-5592	-7481	-9563	-273	-227	-36,396	-23,197	-51,390
Equity gain (loss) in subsidiaries	1335912	116,450	—	-615	15973	—	—	—	—	-1,446	-1,452,362	13,912
Net income not performed	-80958	—	—	—	—	—	—	—	—	—	—	-80,958
Financial revenues	76445	46,381	145,764	49988	49962	12716	3159	943	558	14,151	—	400,067
Financial expenses	-24414	-256,952	-310,565	-125,865	-132438	-10327	-7224	-222	-37	-36,574	33	-904,585
Pretax profit	1594919	997,208	594,277	67136	237881	62059	6208	22752	15951	94,939	-1,503,131	2,190,199
Income tax and Social Contribution tax	-133281	-348,378	-158,187	-24,690	-49888	-21225	-3732	-8,263	-908	-27,125	—	-775,677
Deferred income tax and Social Contribution tax	20947	40,560	-43,910	2016	50335	—	-1257	541	-20	-1,149	—	68,063
NET INCOME FOR THE PERIOD	1482585	689,390	392,180	44,462	238,328	40,834	1,219	15,030	15,023	66,665	-1,503,131	1,482,585

Information by Operational Segment

INFORM AÇÕES POR SEGMENTO EM 30 DE JUNHO DE 2013

DESCRIÇÃO	GERAÇÃO	TRANSMISSÃO	DISTRIBUIÇÃO	LECOMUNICAÇÕ	GÁS	OUTRAS	ELIMINAÇÕES	TOTAL

ASSETS	9,414,330	3,555,932	12,411,430	330,427	—	14,427,100	-10,061,277	30,077,942
INVESTMENTS	1,963,861	2,202,419	—	4,397	547,48	10,467,150	-9,479,485	5,705,822
NET OPERATIONAL REVENUE	2,516,681	106,987	4,544,307	55,775	—	47,165	-154,331	7,116,584

COST OF ELECTRICITY SERVICE
COST OF ELECTRICITY AND GAS
Electricity bought for resale	-543,527	—	-1,821,928	—	—	-10	90,755	-2,274,710
Charges for the use of the national grid	-128,338	-141	-171,988	—	—	—	46,375	-254,092
Total operational costs, Electricity and Gas	-671,865	-141	-1,993,916	—	—	-10	137,13	-2,528,802

OPERATIONAL COSTS AND EXPENSES
Personnel and managers	-118,307	-58,005	-493,153	-5,997	—	-30,27	—	-705,732
Employees’ and managers’ profit shares	-18,641	-9,014	-37,333	-676	—	-5,919	—	-71,583
Post-retirement obligations	-12,749	-6,222	-59,42	—	—	-5,523	—	-83,914
Materials	-2,782	-1,918	-23,024	-78	—	-163	—	-27,965
Raw Material	-51,717	—	—	—	—	—	—	-51,717
Outsourced services	-63,37	-13,935	-361,112	-9,829	—	-6,208	15,451	-439,003
Depreciation and amortization	-155,727	—	-213,116	-15,304	—	-215	-2,763	-387,125
Royalties for use of water resources	-62,853	—	—	—	—	—	—	-62,853
Operational provisions	-5,972	-2,929	-73,423	-17	—	-30,957	—	-113,298
Construction cost	—	-43,579	-421,826	—	—	—	—	-465,405
Other	-29,521	-9,149	-108,905	-8,95	—	-18,496	-2,077	-177,098
Total cost of operation	-521,639	-144,751	-1,791,312	-40,851	—	-97,751	10,611	-2,585,693

TOTAL COST	-1,193,504	-144,892	-3,785,228	-40,851	—	-97,761	147,741	-5,114,495

Operational profit before Equity gains (losses) and Financial revenue (expenses)	1,323,177	-37,905	759,079	14,924	—	-50,596	-6,59	2,002,089

Equity gain (loss) in subsidiaries	-1,024	117,474	—	-8,753	39,403	1,296,509	-1,193,027	250,582
Gain on sale of Investments	—	284,298	—	—	—			284,298
Net income not performed	—	—	—	—	—	-80,959	—	-80,959
Financial revenue	43,815	12,113	145,764	2,156	—	78,991	—	282,839
Financial expenses	-142,557	-118,158	-310,566	-2,119	—	-24,561	—	-597,961
PRETAX PROFIT	1,223,411	257,822	594,277	6,208	39,403	1,219,384	-1,199,617	2,140,888
Income tax and Social Contribution tax	-456,139	91,426	-124,683	-3,732		-91,852	—	-584,98
Deferred income tax and Social Contribution tax	39,602	-8,315	-77,414	-1,257		-25,939	—	-73,323
NET INCOME FOR THE PERIOD	806,874	340,933	392,18	1,219	39,403	1,101,593	-1,199,617	1,482,585

Transmission: Permitted Annual Revenue — RAP

Values of RAP (Permitted Annual Revenue)

Specified by Aneel Homologating Resolution NO 1313*

Company	RAP	Cemig % inte	In Cemig Consolid	Cemig GT
ETEO	138,821,046	100.00%	58,832,359
ETAU	34,233,842	52.58%	7,628,465
NOVATRANS	410,285,116	100.00%	173,878,832
TSN	385,688,466	100.00%	163,454,772
GTESA	7,020,998	100.00%	2,975,499
PATESA	16,862,257	100.00%	7,146,225
Munirah	28,801,740	100.00%	12,206,178
Brasnorte	19,815,772	38.67%	3,247,477
Abengoa
NTE	120,846,985	100.00%	51,214,952
STE	64,484,461	100.00%	27,328,514
ATEI	117,617,545	100.00%	49,846,316
ATEII	179,036,270	100.00%	75,875,571
ATEIII	88,907,345	100.00%	37,678,933
TBE
EATE	339,625,778	49.98%	71,937,916
STC	32,009,160	39.99%	5,424,836
Lumitrans	21,013,276	39.99%	3,561,280
ENTE	177,715,565	49.99%	37,650,397
ERTE	39,891,971	49.99%	8,451,418
ETEP	77,375,558	49.98%	16,389,322
ECTE	75,000,117	19.09%	6,067,766
EBTE	36,697,741	74.49%	11,585,059
ESDE ***	5,396,285	49.97%	1,142,787
ESTE ***	15,784,209	19.09%	1,276,996
Cemig GT	167,520,066	100.00%	167,520,066	167,520,066
Cemig Itajuba	32,373,715	100.00%	32,373,715	32,373,715
Centroeste	13,735,420	51.00%	7,005,064
Transirapé	17,809,759	24.50%	4,363,391
Transleste	32,211,700	25.00%	8,052,925
Transudeste	19,965,117	24.00%	4,791,628
Light	7,058,788	32.47%	2,291,988
Transchile**	—	49.00%	—
RAP: CEMIG TOTALS			1,061,200,649	199,893,782

* Permitted Annual Revenue in effect from July 1, 2012 to June 30, 2013.

**Transmission revenue of Chile-based Transchile is set in US$, and adjusted annually by Chilean government Decree 163

*** Pre-Operational

Plants

								Year
				Installed				Concession or
			Cemig’s	Capacit	Assured Energy	Installed	Assured Energy	Authorization
Plant	Type	Company	Interest	(MW)	(average MW)	Capacit (MW)*	(average MW)*	Expires
Aimorés	Hydroelectric	Cemig GT	49%	330.00	172.00	161.70	84.28	20/12/2035
Camargos	Hydroelectric	Cemig GT	100%	46.00	21.00	46.00	21.00	08/07/2015
Emborcação	Hydroelectric	Cemig GT	100%	1,192.00	497.00	1,192.00	497.00	23/07/2025
Funil	Hydroelectric	Cemig GT	49%	180.00	89.00	88.20	43.61	20/12/2035
Igarapava	Hydroelectric	Cemig GT	15%	210.00	136.00	30.45	19.72	30/12/2028
Itutinga	Hydroelectric	Cemig GT	100%	52.00	28.00	52.00	28.00	08/07/2015
Irapé	Hydroelectric	Cemig GT	100%	360.00	206.30	360.00	206.30	28/02/2035
Jaguara	Hydroelectric	Cemig GT	100%	424.00	336.00	424.00	336.00	28/08/2013
Miranda	Hydroelectric	Cemig GT	100%	408.00	202.00	408.00	202.00	23/12/2016
Nova Ponte	Hydroelectric	Cemig GT	100%	510.00	276.00	510.00	276.00	23/07/2025
Porto Estrela	Hydroelectric	Cemig GT	33%	112.00	55.80	37.33	18.60	10/07/2032
Queimado	Hydroelectric	Cemig GT	83%	105.00	58.00	86.63	47.85	02/01/2033
Salto Grande	Hydroelectric	Cemig GT	100%	102.00	75.00	102.00	75.00	08/07/2015
São Simão	Hydroelectric	Cemig GT	100%	1,710.00	1,281.00	1,710.00	1,281.00	11/01/2015
Três Marias	Hydroelectric	Cemig GT	100%	396.00	239.00	396.00	239.00	08/07/2015
Volta Grande	Hydroelectric	Cemig GT	100%	380.00	229.00	380.00	229.00	23/02/2017
Anil	PCH	Cemig GT	100%	2.08	1.16	2.08	1.16	08/07/2015
Bom Jesus do Galho	PCH	Cemig GT	100%	0.36	0.13	0.36	0.13	—
Cajuru	PCH	Cemig GT	100%	7.20	3.48	7.20	3.48	08/07/2015
Gafanhoto	PCH	Cemig GT	100%	14.00	6.68	14.00	6.68	08/07/2015
Jacutinga	PCH	Cemig GT	100%	0.72	0.47	0.72	0.47	—
Joasal	PCH	Cemig GT	100%	8.40	5.20	8.40	5.20	08/07/2015
Lages	PCH	Cemig GT	100%	0.68	0.54	0.68	0.54	24/06/2010
Luiz Dias	PCH	Cemig GT	100%	1.62	0.94	1.62	0.94	19/08/2025
Marmelos	PCH	Cemig GT	100%	4.00	2.88	4.00	2.88	08/07/2015
Martins	PCH	Cemig GT	100%	7.70	2.52	7.70	2.52	08/07/2015
Paciência	PCH	Cemig GT	100%	4.08	2.36	4.08	2.36	08/07/2015
Pandeiros	PCH	Cemig GT	100%	4.20	1.87	4.20	1.87	22/09/2021
Paraúna	PCH	Cemig GT	100%	4.28	1.90	4.28	1.90	—
Peti	PCH	Cemig GT	100%	9.40	6.18	9.40	6.18	08/07/2015
Pissarrão	PCH	Cemig GT	100%	0.80	0.55	0.80	0.55	19/11/2004
Piau	PCH	Cemig GT	100%	18.01	13.53	18.01	13.53	08/07/2015
Poço Fundo	PCH	Cemig GT	100%	9.16	5.79	9.16	5.79	19/08/2025
Poquim	PCH	Cemig GT	100%	1.41	0.58	1.41	0.58	08/07/2015
Rio de Pedra	PCH	Cemig GT	100%	9.28	2.15	9.28	2.15	19/09/2024
Salto Morais	PCH	Cemig GT	100%	2.39	0.74	2.39	0.74	01/07/2020
Santa Marta	PCH	Cemig GT	100%	1.00	0.58	1.00	0.58	08/07/2015
São Bernardo	PCH	Cemig GT	100%	6.82	3.42	6.82	3.42	19/08/2025
Sumidouro	PCH	Cemig GT	100%	2.12	0.93	2.12	0.93	08/07/2015
Tronqueiras	PCH	Cemig GT	100%	8.50	4.14	8.50	4.14	08/07/2015
Xicão	PCH	Cemig GT	100%	1.81	0.61	1.81	0.61	19/08/2025
Igarapé	Thermal plant	Cemig GT	100%	131.00	71.30	131.00	71.30	13/08/2024
Baguari	Hydroelectric	Cemig GT affiliate	34%	140.00	80.20	47.60	27.27	15/08/2041
Santo Antônio	Hydroelectric	Cemig GT affiliate	10%	487.13	498.40	48.71	49.84	12/06/2046
Praias de Parajuru	Wind Farm	Cemig GT affiliate	49%	28.80	8.39	14.11	4.11	24/09/2032
Praia de Morgado	Wind Farm	Cemig GT affiliate	49%	28.80	13.20	14.11	6.47	26/12/2031
Volta do Rio	Wind Farm	Cemig GT affiliate	49%	42.00	18.41	20.58	9.02	26/12/2031
Cachoeirão	PCH	Cemig GT affiliate	49%	27.00	16.37	13.23	8.02	25/07/2030
Paracambi	PCH	Cemig GT affiliate	49%	25.00	19.53	12.25	9.57	—
Pipoca	PCH	Cemig GT affiliate	49%	20.00	11.90	9.80	5.83	10/09/2031
Santa Luzia	PCH	Cemig GT affiliate	100%	0.70	0.23	0.70	0.23	25/02/2026
Capim Branco I	Hydroelectric	Cemig Holding	21%	240.00	155.00	50.53	32.63	29/08/2036
Capim Branco II	Hydroelectric	Cemig Holding	21%	210.00	131.00	44.21	27.58	29/08/2036
Rosal	Hydroelectric	Cemig Holding	100%	55.00	30.00	55.00	30.00	08/05/2032
Sá Carvalho	Hydroelectric	Cemig Holding	100%	78.00	58.00	78.00	58.00	01/12/2024
Ipatinga	Hydroelectric	Cemig Holding	100%	40.00	40.00	40.00	40.00	13/12/2014
Barreiro	Hydroelectric	Cemig Holding	100%	12.90	11.37	12.90	11.37	30/04/2023
Machado Mineiro	PCH	Cemig Holding	100%	1.72	1.14	1.72	1.14	08/07/2025
Pai Joaquim	PCH	Cemig Holding	100%	23.00	2.41	23.00	2.41	01/04/2032
Salto do Paraopeba	PCH	Cemig Holding	100%	2.46	—	2.46	—	04/10/2030
Salto do Passo Velho	PCH	Cemig Holding	100%	1.80	1.48	1.80	1.48	04/10/2030
Salto Voltão	PCH	Cemig Holding	100%	8.20	6.63	8.20	6.63	04/10/2030

* The installed capacit and the assured energy are already on cemig’s share

Appendices

Tables: Cemig D (R$ ’000)

	CEMIG D Market
	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY1	T.E.D2	TUSD PICK3
1Q11	5,613	4,385	9,998	23
2Q11	5,710	4,914	10,624	24
3Q11	5,841	5,047	10,888	25
4Q11	5,938	4,927	10,865	25
1Q12	6,034	4,797	10,831	25
2Q12	5,969	5,127	11,096	26
3Q12	6,166	5,274	11,441	24
4Q12	6,093	5,149	11,242	26
1ºQ13	6,170	4,586	10,756	28
2ºQ13	6,374	4,867	11,241	28

1. Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients (“Portion A”)

2. Total electricity distributed

3. Sum of the demand on which the TUSD is invoiced, according to demand contracted (“Portion B”).

Operating Revenues	2Q13	2Q12	Change%	2Q13	2Q12	Change%
Sales to end consumers	2,435	2,680	(9)	4,823	5,261	(8)
TUSD	230	467	(51)	592	925	(36)
Energy Transactions in the CCEE	67	—	—	184	—	—
Construction revenue	235	341	(31)	422	542	(22)
Subtotal	2,967	3,488	(15)	6,021	6,728	(11)
Others	185	71	159	328	153	114
Subtotal	3,152	3,560	(11)	6,349	6,881	(8)
Deductions	(866)	(1,203)	(28)	(1,805)	(2,410)	(25)
Net Revenues	2,286	2,357	(3)	4,544	4,472	2

Operating Expenses	2Q13	2Q12	Change%	2Q13	2Q12	Change%
Purchased Energy	1,039	991	5	1,822	1,781	2
Personnel/Administrators/Councillors	182	180	1	493	385	28
Depreciation and Amortization	106	90	17	213	176	21
Charges for Use of Basic Transmission Network	85	193	(56)	172	392	(56)
Contracted Services	203	162	25	361	325	11
Forluz — Post-Retirement Employee Benefits	30	23	27	59	47	27
Materials	12	12	6	23	22	5
Operating Provisions	52	(4)	—	73	54	35
Cost from Operation	235	341	(31)	422	542	(22)
Other Expenses	56	44	29	109	94	16
Employee Participation	—	42	—	37	79	(53)
Total	2,001	2,075	(4)	3,785	3,898	(3)

Statement of Results	2Q13	2Q12	Change%	2Q13	2Q12	Change%
Net Revenue	2,286	2,357	(3)	4,544	4,472	2
Operating Expenses	2,001	2,075	(4)	3,785	3,898	(3)
EBIT	285	282	1	759	574	32
EBITDA	390	371	5	972	750	30
Financial Result	(81)	(86)	(7)	(165)	(144)	14
Income Tax	(67)	(66)	—	(202)	(147)	37
Net Income	138	129	7	392	282	39

Tables: Cemig GT (R$ ’000)

Operating Revenues	2Q13	2Q12	Change%	2Q13	2Q12	Change%
Sales to end consumers	624	697	(11)	1,214	1,340	(9)
Supply	625	487	28	1,537	979	57
Revenues from Trans. Network + Transactions in the CCEE	117	199	(41)	232	401	(42)
Construction revenue	26	19	37	44	43	2
Others	6	4	53	11	11	(7)
Subtotal	1,398	1,406	(1)	3,036	2,775	9
Deductions	(308)	(308)	—	(560)	(614)	—
Net Revenues	1,090	1,098	(1)	2,476	2,161	15

Operating Expenses	2Q13	2Q12	Change%	2Q13	2Q12	Change%
Personnel/Administrators/Councillors	66	69	(4)	175	143	22
Employee Participation	14	15	(4)	27	28	—
Forluz — Post-Retirement Employee Benefits	9	7	27	19	15	27
Materials	2	4	(44)	4	6	(32)
Raw Materials and Supplies Energy Production	9	—	—	52	—	—
Contracted Services	40	34	18	65	60	7
Depreciation and Amortization	71	84	(16)	145	168	(14)
Royalties	27	44	—	60	91	—
Operating Reserves	4	4	(18)	9	8	10
Charges for Use of Basic Transmission Network	62	67	(7)	125	133	(6)
Purchased Energy	299	126	137	529	238	122
Construction Cost	26	19	37	44	43	2
Losses on disposal of EBTE	94	—	—	94	—	—
Other Expenses	20	22	(11)	38	38	—
Total	744	496	50	1,385	971	43

Statement of Results	2Q13	2Q12	Change%	2Q13	2Q12	Change%
Net Revenue	1,090	1,098	(1)	2,476	2,161	15
Operating Expenses	744	496	50	1,385	971	43
EBIT	346	602	(43)	1,091	1,190	(8)
Equity equivalence results	38	31	21	116	75	56
EBITDA	455	718	(37)	1,352	1,432	(6)
Financial Result	(97)	(102)	(5)	(211)	(219)	(4)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(94)	(166)	(43)	(308)	(325)	(5)
Net Income	192	365	(47)	689	721	(4)

Tables: Cemig, Consolidated (R$ million)

Energy Sales (Consolidated)	2Q13	2Q12	Change%	2Q13	2Q12	Change%
Residential	2,383	2,198	8	4,696	4,384	7
Industrial	5,684	6,344	(10)	11,184	12,360	(10)
Commercial	1,503	1,415	6	3,032	2,850	6
Rural	702	702	0	1,335	1,265	6
Others	843	809	4	1,666	1,603	4
Subtotal	11,116	11,467	(3)	21,912	22,461	(2)
Own Consumption	9	8	4	17	17	1
Supply to other Dealers	3,776	3,093	22	7,660	6,399	20
TOTAL	14,901	14,569	2	29,589	28,878	2

Energy Sales	2Q13	2Q12	Δ %	2Q13	2Q12	Δ %
Residential	1.132	1.216	(7)	2.281	2.398	(5)
Industrial	979	1.093	(10)	1.913	2.124	(10)
Commercial	584	629	(7)	1.181	1.249	(5)
Rural	171	192	(11)	344	354	(3)
Others	239	265	(10)	478	514	(7)
Electricity sold to final consumers	3.106	3.395	(9)	6.197	6.640	(7)
Unbilled Supply, Net	(24)	6	—	(116)	—	—
Supply	452	393	15	920	780	18
TOTAL	3.533	3.795	(7)	7.001	7.420	(6)

Sales per Company

Cemig Distribution

2Q13 Sales	GWh
Industrial	1,018
Residencial	2,383
Rural	702
Commercial	1,418
Others	843
Total	6,366

Cemig GT

2Q13 Sales	GWh
Free Consumers	4,513
Wholesale supply	3,863
Wholesale supply others	3,026
Wholesale supply Cemig Group	149
Wholesale supply bilateral contracts	688
Total	8,376

Independent Generation

2Q13 Sales	GWh
Horizontes	21
Ipatinga	61
Sá Carvalho	128
Barreiro	15
Cemig PCH	33
Rosal	66
Capim Branco	167

Subsidiaries

2Q13 Sales	GWh
Free Consumers	238
Wholesale sales	192
Free contracts (Trader/Generator)	0
‘Bilateral contracts’ (Distributor)	62
‘Bilateral contracts’ (Cemig D)	130
TOTAL	430

Operating Revenues	2Q13	2Q12	Change%	2Q13	2Q12	Change%
Sales to end consumers	3,106	3,228	(4)	6,197	6,640	(7)
TUSD	220	458	(52)	572	904	(37)
Supply + Transactions in the CCEE	689	673	2	1,644	1,004	64
Revenues from Trans. Network	116	160	(28)	205	330	(38)
Construction revenue	261	360	(28)	465	585	(20)
Others	247	117	111	446	261	71
Subtotal	4,639	4,997	(7)	9,530	9,724	(2)
Deductions	(1,200)	(1,534)	(22)	(2,413)	(3,069)	(21)
Net Revenues	3,439	3,463	(1)	7,117	6,655	(7)

Operating Expenses	2Q13	2Q12	Change%	2Q13	2Q12	Change%
Personnel/Administrators/Councillors	263	266	(1)	706	563	25
Employee Participation	16	61	(75)	72	116	(38)
Forluz — Post-Retirement Employee Benefits	42	33	25	84	67	25
Materials	24	16	45	80	29	171
Contracted Services	249	199	25	439	402	9
Purchased Energy	1,302	1,078	21	2,275	1,937	17
Depreciation and Amortization	184	174	6	387	371	4
Royalties	29	46	(37)	63	95	(34)
Operating Provisions	71	(24)	—	113	46	—
Charges for Use of Basic Transmission Network	128	218	(41)	254	435	(42)
Cost from Operation	261	360	(28)	465	585	(20)
Other Expenses	90	82	10	177	163	9
TOTAL	2,658	2,511	6	5,114	4,810	6

Financial Result Breakdown	2Q13	2Q12	Change%	2Q13	2Q12	Change%
Financial revenues	144	143	1	283	297	(5)
Revenue from cash investments	71	52	35	105	99	7
Arrears penalty payments on electricity bills	50	38	30	88	71	24
Gains on financial instruments	1	13	(91)	1	19	(95)
Updating to present value	2	3	(20)	1	3	(68)
Exchange rate	4	7	(47)	7	19	(65)
Monetary updating of CRC	—	35	—	44	78	—
Other	17	(5)	(410)	38	8	393
Financial expenses	(296)	(325)	(9)	(598)	(638)	(6)
Costs of loans and financings	(159)	(198)	(20)	(335)	(415)	(19)
Exchange rate	(10)	(20)	(51)	(11)	(26)	(58)
Monetary updating — loans and financings	(58)	(44)	32	(124)	(75)	65
Monetary updating — paid concessions	(4)	(11)	(63)	(8)	(13)	(38)
Charges and monetary updating on Post-employment obligations	(23)	(22)	5	(54)	(47)	13
Other	(41)	(29)	43	(66)	(61)	8
Financial revenue (expenses)	(152)	(182)	(17)	(315)	(341)	(8)

Statement of Results	2Q12	2Q12	Change%	2Q12	2Q12	Change%
Net Revenue	3,439	3,463	(1)	7,117	6,655	7
Operating Expenses	2,658	2,511	6	5,114	4,810	6
EBIT	781	952	(18)	2,002	1,846	8
Results of Equity Income	84	88	(4)	251	238	5
Unrealized profits on gain on sale of investments	(81)	—	—	(81)	—	—
Gain on sale of Investments	284	—	—	284	—	—
EBITDA	1,252	1,214	3	2,843	2,455	16
Financial Result	(152)	(182)	(17)	(315)	(341)	(8)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(299)	(254)	18	(658)	(507)	30
Net Income	617	604	2	1,483	1,236	20

Cash Flow Statement	1H13	1H12	Change%
Cash at beginning of period	1,919	2,103	(9)
Cash generated by operations	1,940	1,222	59
Net income	1,483	1,236	20
Depreciation and amortization	387	371	4
Aquisition of jointly-controlled subsidiary, net of cash acquired	(284)	—	—
Passthrough from CDE	(251)	(238)	5
Equity gain (loss) in subsidiaries	605	(147)	—
Other adjustments	(3,478)	(941)	270
Loans, financings and debentures	2,443	2,591	(6)
Payments of loans and financings	(3,232)	(2,884)	12
Interest on Equity, and dividends	(2,688)	(648)	315
Payments of loans and financings	1,249	(1,286)	—
Redemption of the CRC account	2,466	—	—
Investments	1,352	(118)	—
Fixed and Intangible assets	(2,568)	(1,169)	120
Cash at end of period	1,630	1,098	48

BALANCE SHEETS (CONSOLIDATED) - ASSETS	2Q13	2Q12
CURRENT	7,490	8,804
Cash and cash equivalents	1,630	1,919
Securities	2,656	657
Consumers and traders	1,742	1,858
Concession holders — Transport of electricity	251	347
Financial assets of the concession	2	288
Tax offsetable	173	217
Income tax and Social Contribution tax recoverable	176	229
Traders — Transactions in “Free Energy”	43	21
Dividends receivable	95	113
Linked funds	102	132
Inventories	40	41
Provision for gains on financial instruments	—	20
Accounts receivable from Minas Gerais state government	—	2,422
Transfer of Resource Energy Development Account - CDE	103	—
Other credits	477	538
NON-CURRENT	22,587	23,766
Securities	174	99
Deferred income tax and Social Contribution tax	1,201	1,304
Tax offsetable	383	392
Income tax and Social Contribution tax recoverable	51	28
Escrow deposits in legal actions	1,190	1,301
Consumers and traders	255	221
Concession holders — Transport of electricity	—	10
Other credits	76	98
Financial assets of the concession	5,701	5,475
Investments	5,706	6,855
PP&E	5,950	6,109
Intangible assets	1,901	1,874
TOTAL ASSETS	30,078	32,570

BALANCE SHEETS
LIABILITIES AND SHAREHOLDERS’ EQUITY	2Q13	2012
CURRENT	6,231	12,798
Suppliers	1,030	1,306
Regulatory charges	214	317
Profit shares	84	84
Taxes	413	515
Income tax and Social Contribution tax	24	32
Interest on Equity, and dividends, payable	1,419	3,479
Loans and financings	1,431	4,902
Debentures	991	1,565
Payroll and related charges	212	227
Post-retirement liabilities	55	51
Concessions payable	20	16
Other obligations	337	305
NON-CURRENT	11,438	8,222
Suppliers	6	4
Regulatory charges	198	169
Loans and financings	2,284	1,609
Debentures	4,757	2,341
Taxes	709	686
Income tax and Social Contribution tax	276	307
Provisions	302	275
Concessions payable	182	171
Post-retirement liabilities	2,623	2,575
Other obligations	101	84
STOCKHOLDERS’ EQUITY	12,409	11,550
Share capital	4,813	4,265
Capital reserves	3,406	3,954
Profit reserves	2,228	2,856
Adjustments to Stockholders’ equity	418	475
Retained earnings	1,544	—
TOTAL LIABILITIES	30,078	32,570

8.              Summary of the Minutes of the 573rd Meeting of the Board of Directors held on August 8, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY  –  CNPJ 17.155.730/0001-64  –  NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 573RD MEETING

Date, time and place:	August 8, 2013 at 8.30 a.m., at the company’s head office
Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil

Meeting Committee:	Chair:	Dorothea Fonseca Furquim Werneck;
	Secretary:	Alexandre de Queiroz Rodrigues.

Summary of proceedings:

I                               Conflict of interest: The Chair asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest, except the Board Members:

Eduardo Borges de Andrade,	Paulo Roberto Reckziegel Guedes,
Bruno Magalhães Menicucci,	José Augusto Gomes Campos and	Tarcísio Augusto Carneiro,

–                                         who declared themselves conflicted in relation to the agenda, leaving the meeting room during discussion and decision, and returning after the votes had been taken.

II                          The Board authorized, in the terms of BNDES Board Decision BNDES DIR 1307/2012, of December 4, 2012, and of BNDES AIE/DEENE Letter 269/2013 of July 31, 2013, signature of the legal instruments referred to in CRCA (Board Spending Decision) 014/2013, in the versions consolidated by the BNDES on July 31, 2013.

III                     The following were present:

Board members:

Dorothea Fonseca Furquim Werneck, Djalma Bastos de Morais, Arcângelo Eustáquio Torres Queiroz, Eduardo Borges de Andrade, Guy Maria Villela Paschoal, João Camilo Penna, Joaquim Francisco de Castro Neto, Paulo Roberto Reckziegel Guedes, Tadeu Barreto Guimarães, Wando Pereira Borges,

Bruno Magalhães Menicucci, José Augusto Gomes Campos, Luiz Augusto de Barros, Adriano Magalhães Chaves, Christiano Miguel Moysés, Franklin Moreira Gonçalves, Lauro Sérgio Vasconcelos David, Marco Antonio Rodrigues da Cunha, Paulo Sérgio Machado Ribeiro, Tarcísio Augusto Carneiro;

Secretary:	Alexandre de Queiroz Rodrigues.

Alexandre de Queiroz Rodrigues

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9.              Summary of Principal Decisions of the 575th Meeting of the Board of Directors held on August 20, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY  –  CNPJ 17.155.730/0001-64  –  NIRE 31300040127

BOARD OF DIRECTORS

Meeting of August 20, 2013

SUMMARY OF PRINCIPAL DECISIONS

The Board of Directors of Cemig (Companhia Energética de Minas Gerais), at its 575th meeting, held on August 20, 2013, decided the following:

1.              Contracting of group life insurance.

2.              Signature of a term of assignment, and amendments, in relation to the Consortium for Exploration Block SF-T-120.

3.              Signature of a term of assignment, and amendments, in relation to the Consortium for Exploration Block SF-T-127.

4.              Signature of a term of assignment to an investment agreement, with Gaspetro and GBD.

5.              Constitution of a consortium by Cemig GT, and participation in an Aneel Auction.

6.              Orientation of vote by the representatives of the Company in a meeting of the Board of Directors of Light S.A.

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10.  Convocation and Proposal for Extraordinary General Shareholders’ Meeting dated August 8, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY  –  CNPJ 17.155.730/0001-64  –  NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on September 10, 2013 at 11 a.m. at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on orientation of vote by the Company’s representative at the Extraordinary General Meeting of Stockholders of Cemig Geração e Transmissão S.A (“Cemig GT”) on the following matters.

a)             Ratification of appointment of the expert accountants who, in accordance with and for the purposes of Article 8 of Law 6404/1976, have prepared the Investment Valuation Opinion which valued Transmissora Aliança de Energia Elétrica S.A. as recorded in the accounts of Cemig GT;

b)             Approval of the said Valuation Opinion.

c)              Reduction of the share capital of Cemig GT

from                                 R$ 3,296,785,358.90 (three billion two hundred ninety six million seven hundred eighty five thousand three hundred fifty eight Reais and ninety centavos)

to                                                 R$ 963,371,711.80 (nine hundred sixty three million three hundred seventy one thousand seven hundred eleven Reais and eighty centavos),

with consequent alteration of the head paragraph of Article 5 of the by-laws of Cemig GT.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the terms of Article 126 of Law 6406 of 1976, as amended, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by September 6, 2013, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office (Superintendência da Secretaria Geral) at Av. Barbacena, 1200, 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, August 8, 2013.

Dorothea Fonseca Furquim Werneck

Chair of the Board of Directors

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PROPOSAL

BY THE

BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON SEPTEMBER 10, 2013.

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais (Cemig),

– WHEREAS:

a)                  the Company signed, as guarantor of all the obligations, the Share Purchase Agreement with Terna S.p.A., governing the acquisition by Cemig GT of 173,527,113 shares in Terna Participações S.A. – Terna, equivalent to 85.27% of the voting capital and 65.86% of the total share capital of that Company;

b)                  the Brazilian Electricity Regulator (Agência Nacional de Energia Elétrica, or Aneel), by its Authorizing Resolution 2107/2009, ruled that the stockholding of Cemig GT in Terna Participações S.A. should be transferred to Companhia Energética de Minas Gerais – Cemig by December 31, 2012, the application for prior consent for which transfer was filed with Aneel on June 27, 2012;

c)                   Cemig GT signed, with Fundo de Investimento em Participações Coliseu (“FIP Coliseu”),

1 -          a Stockholders’ Agreement, the objective of which was to regulate the exercise of voting rights, the manner of administration and the investment and capitalization policy of Terna and its subsidiaries and affiliated companies, and the rules for placing charge upon and transfer of the shares, and the right of preference in subscription of shares; and

2 -          the Commitment Undertaking which, among other commitments, establishes the terms and conditions for the exercise by FIP Coliseu of the option to sell all or part of the shares in Terna to Cemig GT on October 30, 2014;

d)                  on November 3, 2009 the transaction for acquisition of Terna was completed, and the name of Terna was changed to Transmissora Aliança de Energia Elétrica S.A. – Taesa;

e)                   on June 27, 2012, Cemig filed with Aneel a request for prior consent to the transfer of the stockholding interest in Taesa owned by Cemig GT to Cemig, through reduction of the share capital of Cemig GT;

f)                    Aneel issued Authorizing Resolution 4108/2013, of May 14, 2013, published on May 29, 2013, consenting to the transfer to Cemig of the holdings in Taesa owned by Cemig GT, with reduction of the share capital of Cemig GT, within 120 (one hundred and twenty) calendar days from publication of that resolution;

g)                   Cemig GT owns the following equity interest in the share capital of Taesa:

293,072,229 (two hundred ninety three million seventy two thousand two hundred twenty nine), common shares, representing 43.36% (forty three point three six per cent) of the common shares;

and

155,050,644 (one hundred fifty five million fifty thousand six hundred forty four) preferred shares, representing 45.34% (forty five point three four) of the preferred shares;

h)                 the Corporate Governance Committee of the State of Minas Gerais, through the Planning, Management and Finance Coordination Chamber, authorized reduction of the share capital of Cemig GT, and alteration of its bylaws, under its attributions and competencies specified in Decree 45644/2011, through Official Letters OF.CCGPGF nº 348/12 of November 7, 2012, and OF.CCGPGF

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

nº 264/13 of June 18, 2030, specifying that the Company must inform and provide justification to the Corporate Governance Committee as soon as the reduction is carried out and the exact value known, and recognizing that the drafting of the head paragraph of Article 5 of the bylaws of Cemig GT shall be decided when the amount of capital is finally calculated;

i)                     the accounting experts Flávio de Almeida Araújo — CRC/MG 86.861, Mário Lúcio Braga — CRC/MG 47.822 and Leonardo George de Magalhães — CRC/MG 53.140 have prepared a Valuation Opinion of the Investment “Taesa”, by the equity method, described in Article 248 of Law 6404/1976, which requires that the value of the investment shall be calculated by application to the book value of an affiliated or subsidiary investee company of the percentage of the equity interest held in it;

j)                    the reduction of capital will be R$ 2,333,413,647.10 (two billion three hundred thirty three million four hundred thirteen thousand six hundred forty seven Reais and ten centavos), representing the value of the investment recorded in the books of account of Cemig GT on April 30, 2013, recognized by the equity method, to be adjusted according to the results of Taesa up to the actual date of transfer;

k)                 the reduction in the Share Capital will have no negative effect on the activities of Cemig GT, since it is equivalent only to the transfer of shares of Taesa to the Company;

l)                     with the reduction in Share Capital, the limits of indebtedness specified in the restrictive financial covenants present in some of the financing contracts signed by Cemig GT may be exceeded — but there will be no material risk of occurrence of early maturity of the debt or application of any penalty, since the covenants are based on calculations at the end of each half year, and on December 31, 2013, when the first calculation following the reduction of the capital occurs, the only remaining financing contract will be that with Banco ItaúBBA, maturing on January 2, 2014, and this bank has already consented to the said reduction of capital;

m)             after the said transfer, the stockholding structure relating to the Company’s investment in Taesa shall be as follows:

n)                 by reason of the transfer, Cemig will assume all the rights and obligations of Cemig GT in the Stockholders’ Agreement and in the Commitment Undertaking of Taesa, including the commitment, stated in the Commitment Undertaking, to exercise of the option for FIP Coliseu to sell shares in Taesa;

o)                 Article 173 of Law 6404 of 1976 establishes that the General Meeting of Stockholders may decide on reduction of the share capital if it deems the share capital  to be excessive;

p)                 under Article 174 Law 6404/1976, prior consent of a general meeting of the holders of debentures of Cemig GT must be obtained for reduction of the share capital of Cemig GT, and the reduction of the share capital shall become effective only 60 (sixty) days after the publication of the minutes of the

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

General Meeting that decides on the subject, the purpose of this period being to enable present creditors of Cemig GT to make any statements of position in relation to the reduction of the capital;

q)                 Cemig GT is a wholly-owned subsidiary of the Company, and will hold an Extraordinary General Meeting to decide on the reduction of its share capital, by transfer to Cemig of ownership of the shares in Taesa currently held by Cemig GT;

r)                    Clause 21, § 4 Sub-clause “g”, of the by-laws of Cemig states:

“Clause 21                               The following decisions shall require a decision by the Executive Board:

...

g)                                 approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Business Development Officer and the Chief Finance and Investor Relations Officer, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

– now proposes to you as follows:

Orientation of the representative of the Company in the Extraordinary General Meeting of Stockholders of Cemig Geração e Transmissão S.A. (Cemig GT) to vote in favor of:

a)                  Ratification of the appointment of the 3 (three) expert accountants, namely Flávio de Almeida Araújo – CRC/MG 86.861, Mário Lúcio Braga – CRC/MG 47.822 and Leonardo George de Magalhães – CRC/MG 53.140, who, in accordance with and for the purposes of Article 8 of Law 6404/1976, prepared the Investment Valuation Opinion on the investment in Taesa, recorded in the books of account of Cemig GT.

b)                  Approval of the Valuation Opinion prepared in accordance with Article 8 of Law 6404 of 1976, valuing the investment in Transmissora Aliança de Energia Elétrica S.A. – Taesa recorded in the books of account of Cemig GT, recognized by the equity method, such valuation to be adjusted in accordance with the results of Taesa up to the actual date of the transfer.

c)                   Reduction of the share capital of Cemig GT

from                                        R$ 3,296,785,358.90 (three billion two hundred ninety six million seven hundred eighty five thousand three hundred fifty eight Reais and ninety centavos)

to                                                        R$ 963,371,711.80 (nine hundred sixty three million three hundred seventy one thousand seven hundred eleven Reais and eighty centavos),

with consequent alteration of the head paragraph of Article 5 of the by-laws of Cemig GT, to read as follows:

“Clause 5                          The Company’s registered capital is R$ 963,371,711.80 (nine hundred sixty three million three hundred seventy one thousand seven hundred eleven Reais and eighty centavos), represented by 2.896.785.358 (two billion eight hundred ninety six million seven hundred eighty five thousand three hundred fifty eight) nominal common shares without par value.”

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The reduction shall take place by transfer to Cemig, sole stockholder of Cemig GT, of the following equity interest in Transmissora Aliança de Energia Elétrica S.A. – Taesa:

293,072,229 (two hundred ninety three million seventy two thousand two hundred twenty nine), common shares, representing 43.36% (forty three point three six per cent) of the common shares; and

155,050,644 (one hundred fifty five million fifty thousand six hundred forty four) preferred shares, representing 45.34% (forty five point three four) of the total number of preferred shares;

(referred to jointly as “the Shares in Taesa”), valued by the equity method at R$ 2,333,413,647.10 (two billion three hundred thirty three million four hundred thirteen thousand six hundred forty seven Reais and ten centavos), based on the value of the investment recorded in the books of account of Cemig GT on April 30, 2013, (“the Transfer”), and is conditional upon prior approval by the holders of debentures of Cemig GT, in accordance with Article 174, Paragraph 3, of Law 6404/1976; and

the final value of the reduction of capital will be adjusted to reflect the results of Taesa up to the actual date of the transfer, thus affecting the amount of the Share Capital that will appear in the head paragraph of Clause 5 of the bylaws of Cemig GT.

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, August 8, 2013.

Dorothea Fonseca Furquim Werneck	Paulo Roberto Reckziegel Guedes

Djalma Bastos de Morais	Tadeu Barreto Guimarães

Arcângelo Eustáquio Torres Queiroz	Wando Pereira Borges

Eduardo Borges de Andrade	Bruno Magalhães Menicucci

Guy Maria Villela Paschoal	Luiz Augusto de Barros

João Camilo Penna	José Augusto Gomes Campos

Joaquim Francisco de Castro Neto

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.